As filed with the Securities and Exchange Commission on December 15, 2005

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______________________________________ FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VASO ACTIVE PHARMACEUTICALS, INC.
(Name of small business issuer in its charter)
DELAWARE (State of Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Identification “SIC” Number)	02-0670926 (IRS Employment or “EIN” Number)

99 Rosewood Drive, Suite 260
Danvers, Massachusetts 01923
(978) 750-1991
(Address and telephone number of principal executive offices)

Joseph F. Frattaroli
President and Chief Financial Officer
Vaso Active Pharmaceuticals, Inc.
99 Rosewood Drive, Suite 260
Danvers, Massachusetts 01923
(978) 750-1991
(Name, address and telephone number of agent for service)

Copies to:

Richard S. Kraut, Esq.
Dilworth Paxson LLP
1133 Connecticut Avenue N.W., Suite 620
Washington, DC 20036
(202) 452-0900

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by selling stockholders and other factors.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (“Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Number of shares to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of Registration Fee
Class A Common Stock, par value $0.0001 per share	3,571,429(3)	$1,714,288	$0.48	$183.43
Class A Common Stock	1,298,701(4)	$623,377	$0.48	$66.70
Class A Common Stock	100,000(5)	$48,000	$0.48	$5.14
Class A Common Stock	2,678,571(6)	$1,285,714	$0.48	$137.57
Class A Common Stock	974,026(7)	$467,532	$0.48	$50.03
Total	8,622,727	$4,138,909	$0.48	$442.86

(1)
Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, the shares of Class A Common Stock offered hereby also include an indeterminate number of additional shares of Class A Common Stock as may from time to time become issuable by reason of stock splits, stock dividends, and antidilution provisions.

(2)
Estimated based on the average of the high and low prices as reported in the Over-The-Counter Pink Sheets on December 13, 2005 pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(3)
Represents shares of Class A Common Stock issuable upon the conversion of $2,500,000 in aggregate principal amount of Senior Secured Convertible Notes due May 1, 2007 (the “Notes”) that were sold in a private placement transaction on August 16, 2005 (the “August 2005 private financing”). For purposes of estimating the number of shares of Class A Common Stock to be included in the registration statement, we calculated the number of shares issuable upon conversion of the Notes based on the initial conversion price $0.70 per share of Class A Common Stock.

(4)
Represents shares of Class A Common Stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock, which warrants were issued in the August 2005 private financing. For purposes of estimating the number of shares of Class A Common Stock to be included in the registration statement, we calculated the number of shares issuable upon exercise of these warrants based on the initial exercise price of $0.77 per share of Class A Common Stock.

(5)
Represents shares of Class A Common Stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock, which warrants were issued as of October 12, 2005 to the four independent institutional investors that participated in the August 2005 private financing in connection with an extension of the filing deadline of this registration statement. For purposes of estimating the number of shares of Class A Common Stock to be included in the registration statement, we calculated the number of shares issuable upon exercise of these warrants based on the initial exercise price of $1.00 per share of Class A Common Stock.

(6)
Represents shares of Class A Common Stock issuable upon the conversion of $1,875,000 in aggregate principal amount of additional Senior Secured Convertible Notes (the “Additional Notes”) that the institutional investors in the August 2005 private financing have the right to purchase from us. For purposes of estimating the number of shares of Class A Common Stock to be included in the registration statement, we calculated the number of shares issuable upon conversion of the Additional Notes based on the initial conversion price $0.70 per share of Class A Common Stock.

(7)
Represents shares of Class A Common Stock issuable upon the exercise of additional warrants to purchase shares of Class A Common Stock, that the institutional investors in the August 2005 private financing have the right to purchase from us. For purposes of estimating the number of shares of Class A Common Stock to be included in the registration statement, we calculated the number of shares issuable upon exercise of additional warrants based on the initial exercise price of $0.77 per share of Class A Common Stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities where the offer and sale is not permitted.

Subject to Completion, dated December __, 2005

PROSPECTUS

VASO ACTIVE PHARMACEUTICALS, INC.

8,622,727 Shares of Class A Common Stock

This prospectus relates to the resale, from time to time, of up to 8,622,727 shares of our Class A Common Stock by the stockholders referred to throughout this prospectus as “selling stockholders.”

The shares of Class A Common Stock being offered in this prospectus may be sold at fixed prices, prevailing market prices determined at the time of sale, varying prices determined at the time of sale or at negotiated prices. The shares of our Class A Common Stock covered by this prospectus may be issued from time to time pursuant to various agreements between the selling stockholders and us. We will receive proceeds upon exercise of warrants held by the selling stockholders, but we will not receive any proceeds from the resale of shares by the selling stockholders. We are paying the expenses incurred in registering the shares of Class A Common Stock, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

Our Class A Common Stock is quoted in the OTC Pink Sheets under the symbol “VAPH.PK.” On December 13, 2005, the average of the high and low sale prices of our Class A Common Stock as reported in the OTC Pink Sheets was $0.48.

Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page ___.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 15, 2005.

TABLE OF CONTENTS

Page

Prospectus Summary
Risk Factors
Forward Looking Statements
Use of Proceeds
Market for Common Equity and Related Stockholder Matters
Management’s Discussion and Analysis or Plan of Operations
Business
Management
Security Ownership of Certain Beneficial Owners and Management
Certain Relationships and Related Transactions
Selling stockholders
Plan of Distribution
Description of Capital Stock
Disclosure of Commission Position on Indemnification for Securities Act Liabilities
Legal Matters
Experts
Where You Can Find More Information

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us.

Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents, if any, for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the Class A Common Stock, you must rely on your own examination of us and the terms of the offering and the Class A Common Stock, including the merits and risks involved.

We are not making any representation to you regarding the legality of an investment in our Class A Common Stock under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business, tax or other advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our Class A Common Stock.

PROSPECTUS SUMMARY

This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf registration” process. You should read this prospectus and any accompanying prospectus supplement, as well as any post-effective amendments to the registration statement of which this prospectus is a part, together with the additional information described under “Available Information,” before you make any investment decision.

Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those contemplated in these forward-looking statements. See “Forward Looking Statements.”

Business

Vaso Active Pharmaceuticals, Inc., or “Vaso Active” or the “Company,” is an early stage company that focuses on commercializing, marketing and selling over-the-counter pharmaceutical products that we believe incorporate a patented vaso active lipid encapsulated, or “VALE,” technology and a proprietary PENtoCORE technology.

The unique VALE technology is intended to be a patchless, lipid-based delivery system which the Company's majority stockholder, BioChemics, Inc., or "BioChemics," is formulating into various applications that the Company hopes to market in the future, subject to receipt of appropriate Food and Drug Administration, or “FDA,” approvals. The technology is intended to be a patchless, lipid-based delivery system that uses an active process, incorporating chemical vasodilators, to deliver drugs through the skin and into the bloodstream.

The PENtoCORE technology is a topical formulation, in contrast to the VALE transdermal technology. We believe the PENtoCORE technology improves the fragrance and decreases the greasiness and residue often present in topical products. The Company is currently marketing three products that incorporate the proprietary PENtoCORE technology, A-R Extreme ® , Osteon ® and Termin8 ®. We also have one additional product candidate, RepiDerm, currently undergoing package design and branding and five additional product candidates at various stages of formulation and development.

We began our operations in January 2001, as a division of BioChemics, a privately-owned pharmaceutical company engaged in the development of transdermal and topical drug delivery systems. In January 2003, we incorporated in Delaware and became a subsidiary of BioChemics. BioChemics and the Company share offices based in Danvers, Massachusetts.

BioChemics was founded in 1989 by John J. Masiz and was incorporated in Delaware in 1991. BioChemics began developing the VALE technology in 1989 and has subsequently obtained four U.S. patents in connection with this technology. BioChemics has licensed the VALE patents and the PENtoCORE technology to us. BioChemics owns all of the outstanding shares of Class B Common Stock of the Company and may be deemed to be our controlling stockholder.

Private Placement of Notes and Warrants

The selling stockholders are offering up to a total of 8,622,727 shares of our Class A Common Stock issuable upon the conversion of notes and exercise of warrants.

In a private financing in August 2005, we sold $2,500,000 in aggregate principal amount of senior secured convertible notes, or “notes,” to the selling stockholders. We also issued to the selling stockholders five-year warrants to purchase shares of our Class A Common Stock and rights to purchase additional notes in the aggregate principal amount of $1,875,000 and additional warrants. We received approximately $1,700,000 in net cash proceeds from the financing after placement fees, legal expenses, other offering costs, and the funding of an escrow to fund substantially all of our interest payments under the notes.

We have also issued five-year warrants to the selling stockholders to purchase a total of 100,000 shares of Class A Common Stock at an exercise price of $1.00 per share. We issued these warrants in exchange for the selling stockholders’ agreement to extend the deadline for filing this registration statement for the shares underlying their notes, warrants, additional notes and additional warrants from October 15, 2005 to December 15, 2005. The other terms of these warrants (including anti-dilution adjustments) are substantially the same as the warrants issued to the selling stockholders in the August 2005 financing.

If the selling stockholders convert the entire principal amount of the notes and exercise all of the issued warrants, they will receive 3,571,429 shares and 1,298,701 shares of Class A Common Stock, respectively. If the selling stockholders purchase all of the additional notes and additional warrants and then convert the entire principal amount of the additional notes and exercise all of the additional warrants, they will receive 2,678,571 shares and 974,026 shares of Class A Common Stock, respectively.

The initial conversion price for the notes and the additional notes, if purchased, is $0.70 per share of Class A Common Stock, and the initial exercise price for the warrants and the additional warrants, if issued, is $0.77 per share of Class A Common Stock. These conversion and exercise prices are subject to adjustment under certain circumstances.

The Offering

Securities Offered

A total of 8,622,727 shares of our Class A Common Stock, consisting of:

• 3,571,429 shares of our Class A Common Stock underlying the notes;
• 1,298,701 shares of our Class A Common Stock underlying the warrants;
• 100,000 shares of our Class A Common Stock underlying the warrants relating to the registration statement filing extension;
• 2,678,571 shares of our Class A Common Stock underlying the additional notes; and
• 974,026 shares of our Class A Common Stock underlying the additional warrants.

Use of Proceeds

We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus. We will, however, receive proceeds from ANY exercise of warrants. Such proceeds, if any, will be used for working capital and general corporate purposes.

Risk Factor	An investment in our Class A Common Stock involves a high degree of risk and could result in a loss of your entire investment.
OTC Symbol	VAPH.pk

Summary Financial Data

Statement of Operations Data:

	Years Ended December 31,		Nine Months Ended September 30,
	2004	2003	2005	2004
			(Unaudited)
Revenues	$12,888	$53,270	$20,057	$10,641
Cost of sales	67,536	31,622	24,268	48,371

Gross Profit	(54,648)	21,648	(4,211)	(37,730)
Expenses
Marketing, advertising and promotion	246,784	116,642	211,957	156,645
Management fee	45,847	122,073	---	---
Selling, general and administrative	3,750,504	925,845	1,905,424	3,264,252
Research and development	266,433	---	272,772	241,109
Stock based compensation	154,336	---	---	---
Legal settlement	---	---	885,000	---

Total operating expenses	4,463,904	1,164,560	3,275,153	3,662,006

Loss from operations	(4,518,552)	(1,142,912)	(3,279,364)	(3,699,736)

Other (income) expenses	25,231	(536,560)	(81,910)	36,025

Net loss	$(4,493,321)	$(1,679,472)	$(3,361,274)	$(3,663,711)

Basic and diluted loss per share	$(0.44)	$(0.62)	$(0.33)	$(0.36)

Shares used in computing basic and diluted loss per share amounts	10,329,805	2,714,180	10328,613	10,286,077

Balance Sheet Data:

As of September 30, 2005
Actual
(in thousands)
Cash and cash equivalents	$1,614
Working capital	1,038
Total assets	2,630
Total stockholders' (deficit) equity	(9,534)

Recent Developments

Increase in Authorized Shares

Effective December 9, 2005, our Amended and Restated Certificate of Incorporation was amended to increase the number of authorized shares of our capital stock from 40,000,000 shares to 60,000,000 shares. This increase was applied to increase the number of authorized shares of our Class A Common Stock by 20,000,000 shares, i.e., from 20,000,000 shares to 40,000,000 shares. Our Board of Directors had approved the amendment and directed that the proposed amendment be submitted for approval by our stockholders at our Annual Meeting of Stockholders held on December 6, 2005 (the “Annual Meeting”). Our stockholders approved the proposed amendment at the Annual Meeting and thereafter we filed the amendment with the Secretary of State of Delaware, at which time the amendment became effective.

Increase in Shares Issuable under Our 2003 Stock Incentive Plan

Effective December 6, 2005, our 2003 Stock Incentive Plan was amended to increase the number of shares of Class A Common Stock authorized for issuance in connection with grants of equity compensation under the Plan by 750,000 shares, i.e., from 1,350,000 shares to 2,100,000 shares. Our Board of Directors had approved the amendment and directed that the proposed amendment be submitted for approval by our stockholders at the Annual Meeting. Our stockholders approved the amendment at the Annual Meeting, at which time the amendment became effective.

Annual Meeting of Stockholders

In addition to voting on proposals to increase the number of authorized shares of Class A Common Stock under our Amended and Restated Certificate of Incorporation and to increase the number of shares of Class A Common Stock issuable under our 2003 Stock Incentive Plan, our stockholders took the following actions:

Election of Directors

At the Annual Meeting, the stockholders reelected the following six incumbent directors who had been nominated by the Board of Directors for election as directors: Robert E. Anderson, Stephen G. Carter, Ph.D., Ronald Guerriero, D’Anne Hurd, Bruce A. Shear and Brian J. Strasnick, Ph.D. Prior to the Annual Meeting, the number of directors had been fixed at ten. In connection with the determination to reduce the size of the Board from ten to six, effective as of the Annual Meeting, the Board determined not to nominate three of the nine then incumbent directors for re-election.

Proposal to Amend Requirements Relating to Removal of Directors by Stockholders

At the Annual Meeting, our stockholders also voted upon a proposal to amend our Certificate of Incorporation:

•
to change the required stockholder vote to remove a director with or without cause from an affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors to an affirmative vote of the holders of greater than 50% of the voting power of the shares of capital stock of the Company issued and outstanding and entitled to vote in the election of directors; and

•	to eliminate the condition to stockholder removal of a director without cause that the Board Directors first recommend such action to the stockholders by a 75% supermajority vote.

This proposal was not approved by the requisite vote of our stockholders. However, this proposal did receive in excess of a majority of all outstanding shares of our Class A Common Stock and Class B Common Stock, voting together as a class, and of the outstanding voting power of the shares of Class A Common Stock and Class B Common Stock, voting together as a class.

Settlements of Legal Proceedings

In September 2005, the Company and certain of its officers and directors entered into agreements to settle (i) a consolidated securities class action lawsuit that alleged that the Company and those individuals violated the federal securities laws with respect to certain disclosures concerning the Company; and (ii) derivative lawsuits based on the class action allegations. In October 2005, the court granted preliminary approval to each of the litigation settlements, following which joint notices of the settlements and claim forms were sent to appropriate stockholders. On December 14, 2005, the parties to the agreements obtained the court's final approval of the settlements. Additional information concerning the settlements, including the possibility of appeals from the court's final approval, appears below under "Business - Legal Proceedings."

Executive Office

Our executive office is located at 99 Rosewood Drive, Suite 260 Danvers, Massachusetts 01923. Our telephone number is (978) 750-1991 and our website is: www.vasoactive.us. The information on our website is not part of this prospectus.

RISK FACTORS

Risks Related to Our Business

We Are An Early Stage Company With A Brief History Consisting Of Losses And May Never Achieve Or Sustain Profitability.

We do not have any continuing revenues and we have never been profitable and we may not achieve profitability in the foreseeable future, if at all. Our ability to generate profits in the future will depend on a number of factors, including:

•	start-up costs relating to the commercialization, sale and marketing of our products

•	market acceptance of our products and product candidates

•	costs of acquiring and developing new product candidates

•	ability to bring our products to market

•	general and administrative costs relating to our operations

•	increases in our research and development costs

•	charges related to purchases of technology or other assets

•	ability to raise additional capital

•	the possible appeal of our recent litigation settlements (See “Business - Legal Proceedings”)

At September 30, 2005, we had an accumulated deficit of approximately $9.5 million. We expect to incur additional operating losses as we expand our marketing, sales and development efforts. If we are unable to generate sufficient revenue from our operations to pay expenses or we are unable to obtain additional financing on commercially reasonable terms, our business, financial condition and results of operations may be materially and adversely affected.

We Are An Early Stage Company That Has A Limited Operating History. Therefore Our Business Operations May Never Fully Materialize And Create Value For Investors.

We are an early stage company focused on commercializing, marketing and selling OTC pharmaceutical products. We began our operations as a division of BioChemics in January 2001. We have only operated as a separate subsidiary of BioChemics since January 2003. Our Termin8, A-R Extreme and Osteon products, are in the early stages of commercialization. One of our product candidates, RepiDerm, is currently undergoing package design; the remainder of our product candidates are only in the early stages of development. We have not yet recognized significant revenue from product sales. You should evaluate the likelihood of financial and operational success in light of the uncertainties and complexities present in an early-stage company, many of which are beyond our control, including:

•	our potential inability to market, distribute and sell our products

•	the significant investment of capital and other resources necessary to achieve our commercialization, marketing and sales objectives

Our operations have been limited to organizing and staffing our company and test marketing our products. These operations provide a limited basis for you to assess our ability to commercialize our products and product candidates and the advisability of investing in us.

Our Indebtedness Could Have A Negative Effect On Our Financial Condition

In August 2005, we completed a private placement of $2,500,000 in aggregate principal amount of Senior Secured Convertible Notes due May 1, 2007, or the notes. Principal is to be paid in a single payment on May 1, 2007 (interest will be paid from proceeds of the private placement which were placed in escrow at closing). In addition, the purchasers of the notes received rights to purchase up to $1,875,000 in aggregate principal amount of additional notes at any time through the maturity date of the notes. We also will incur substantial indebtedness (subordinated to the notes) as we expect to issue in the near future convertible notes aggregate principal amount of $870,000 in connection with the settlement of various class actions and derivative actions involving the Company. Our substantial indebtedness could have important consequences for investors. For example, it could:

•
require the dedication of a substantial portion of our cash flows from operations to the payment of principal of and interest on our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes

•	increase our vulnerability to general adverse economic and industry conditions

•	place us at a competitive disadvantage relative to our competitors

•	limit our ability to obtain additional financing

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry

•	decrease customer and potential customer confidence in dealing with us.

Although we have no present plans to do so, except as described above, we may incur substantial additional debt in the future. While the terms of private placement of the notes impose certain limits on our ability to incur additional debt, we are permitted to incur additional debt subject to compliance with the terms and conditions set forth in the Securities Purchase Agreement for the August 2005 private financing. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

We May Have Insufficient Cash Flow To Meet Our Debt Obligations Which Could Negatively Affect Our Ability To Attract And Retain Customers.

We will be required to generate sufficient cash to pay the principal amount due in the Notes and to conduct our business operations. The notes require a $2,500,000 (or up to $4,375,000 if the rights to purchase additional notes are exercised in full) payment of principal due in May 2007. Our cash, cash equivalents, marketable securities and long-term investment totaled approximately $1,202,000 as of November 1, 2005.  Assuming our cash, cash equivalents, marketable securities and long-term investments remain at or below our November 1, 2005 levels, we will need to generate a minimum of approximately $600,000 of net cash flow through any combination of our normal operations of raising of debt and equity capital or asset sales by May 2007 to meet our principal payment under the notes. In addition, as noted above, we may also incur substantial indebtedness in connection with various litigation settlements. We have incurred net losses in the past, and we may not be able to cover our anticipated debt obligations. Thus, we may be unable to make principal payments on the notes. Concern about our ability to meet our debt obligations could negatively affect our ability to attract and retain customers. Our ability to meet our future debt obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

There Are Significant Uncertainties About Our Ability To Continue As A Going Concern.

Our recurring operating losses, liquidity issues, and indebtedness raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern and the appropriateness of using the going concern basis of accounting depends upon, among other things, the ability to generate sufficient cash from operations and financing sources to meet obligations. On August 16, 2005, we issued the notes in the aggregate principal amount of $2,500,000. We netted approximately $1,700,000 in cash proceeds from this financing, after taking into consideration placement fees, legal expenses, other offering costs, and funding of an escrow. Placement fees, legal expenses and other offering costs paid were approximately $360,000 and approximately $440,000 was placed into escrow to fund all of the Company’s interest payments on the notes (assuming the notes continue to accrue interest at the initial rate of 10% per annum.)

Under the Securities Purchase Agreement, the note holders may purchase up to a total of an additional $1,875,000 in principal amount of notes under substantially the same terms and conditions as the original notes as well as additional warrants. Net of placement fees, legal expenses, other offering costs and escrow deposit, we believe that we would net approximately $1,300,000 if all of the additional notes are purchased. Assuming this occurs, we anticipate, based on our current plans and assumptions relating to our operations, that the additional working capital provided by the exercise will be sufficient to satisfy our cash requirements through December 31, 2006.

There can be no assurance that the investors will purchase additional notes and warrants. There can be no assurance that we will be able to obtain any additional financing or that, even if we do obtain additional financing, it will be on terms favorable to us. Further, there can be no assurance that we will be able to generate profitability and cash flows from operations with our existing working capital.

We intend to continue as a going concern. However, unless we can generate profitability and cash flows from operations or obtain additional financing, we may not be able to continue as a going concern. There can be no assurance that we will be able to generate profitability and cash flows from operations with our existing working capital. Further, there can be no assurance that we will be able to obtain additional financing or that, even if we do obtain additional financing, it will be on terms favorable to us.

Our Failure To Comply With Extensive Government Regulation May Significantly Affect Our Operating Results.

Our products are subject to extensive regulation by the United States Food and Drug Administration, or "FDA," as well as other federal, state, local and foreign government laws and regulations. These regulations may affect many aspects of our operations, including testing, research and development, manufacturing, pre-market labeling, storage, quality control, adverse event reporting, record keeping, product labeling, marketing, advertising and promotion. Failure to comply with applicable regulatory requirements could, among other things, result in:

•	fines

•	changes to advertising

•	failure to obtain necessary marketing approvals

•	revocation or suspension of regulatory approvals of products

•	regulatory letters

•	adverse publicity

•	product seizures or recall

•	delay, interruption or suspension of product manufacturing

•	suspension of distribution, marketing and sale

•	mandated corrective action

•	civil or criminal sanctions.

The discovery of previously unknown problems with our initial and future products may result in the interruption of marketing, including withdrawal from the market. In addition, the FDA may revisit and change any prior determination relating to the safety or efficacy of our products. If circumstances change, we may be required to change our labeling or cease the marketing and manufacturing of the product or products at issue. Even prior to any formal regulatory action, we could voluntarily decide to cease the distribution and sale or recall any of our future products if concerns about their safety or efficacy develop.

In addition to safety and efficacy regulatory concerns, the FDA or the Federal Trade Commission, or "FTC," may impose a wide array of sanctions on companies for deceptive or misleading promotional practices in connection with pharmaceutical products, which could result in any of the following:

•	incurring substantial expenses, including fines, penalties, legal fees and costs to comply with FDA or FTC requirements

•	changing the methods of marketing and selling products

•	taking mandated corrective action, which may include placing advertisements or sending letters to physicians and marketing partners rescinding previous advertisements or promotions

•	disrupting the distribution of products and causing the loss of sales until compliance with the FDA’s or FTC’s position occurs

•	FTC initiating administrative action for consumer redress

•	FTC seeking a court injunction to prevent futher false and misleading advertising

•	the imposition by a court of liquidated damages and equitable relief to recover profits and provide consumer redress from illegal activity.

•	the placing of the company in receivership to assure that the assets of the company are not dissipated pending resolution of FTC claims.

If we become subject to any of the above requirements, it could be damaging to our reputation, and our business condition could be adversely affected.

In Addition To Obtaining Listing Our Products With The FDA, We Must Market Our Products In Accordance With FDA Procedures.

If our topical A-R Extreme, Osteon and Termin8 products are formulated, labeled and promoted in accordance with the applicable requirements of FDA's OTC Review Program (e.g., the applicable final or tentative final OTC Drug Monograph), FDA pre-market approval is not required prior to marketing. If these or any of our product candidates deviate from any applicable requirement of the OTC Review Program, including those relating to active ingredients, intended use, method of administration, dosage form, or labeling, among other things, then we or our marketing partners must obtain New Drug Application, or "NDA," pre-market approval from the FDA before beginning commercial marketing. The FDA has taken the position that insofar as our product candidates may use the VALE transdermal technology or make any transdermal claims, they fall outside of those eligible for marketing under the OTC Review Program. Thus, for these product candidates we must obtain, or our marketing partners must obtain, NDA approval before they can be commercially marketed.

It is generally less burdensome to obtain NDA approval of a drug product that contains an active ingredient(s); (a) considered by qualified experts, based on publicly available scientific data and information, to be generally recognized as safe and effective, or "GRASE", for its recommended conditions of use, as set forth in a final OTC Drug Monograph, or (b) contained in a drug eligible for Abbreviated New Drug Application, or "ANDA," approval, but which differs in certain conditions of use (e.g., dosage form) from that covered by a final OTC Drug Monograph or eligible for ANDA approval. However, once a product becomes subject to the NDA requirements there can be no assurance that a company can generate the additional data and information necessary to support NDA approval of the proposed product variation or that approval can be obtained without substantial expenditures and delays.

Clinical Trials May Fail To Demonstrate The Safety and Efficacy Of Our Product Candidates And Could Prevent Or Significantly Delay Regulatory Approval.

Before receiving NDA approval to commercialize a product candidate, we must demonstrate to the FDA, with substantial evidence from well-controlled clinical trials, that the product candidate is both safe and effective. If these trials or future clinical trials are unsuccessful, our business and reputation would be harmed and our stock price would most likely be adversely affected.

All of our product candidates are prone to the risks of failure. The results of early-stage clinical trials of our product candidates will not necessarily predict the results of later-stage clinical trials. Product candidates in later-stage clinical trials may fail to show desired safety and efficacy traits, despite having progressed through initial clinical testing. Even if we believe the data collected from clinical trials of our product candidates are promising, these data may not be sufficient to obtain approval from the FDA or other regulators. Preclinical and clinical data can be interpreted in different ways. Accordingly, FDA or other regulatory officials could interpret such data in different ways than we do which could delay, limit or prevent regulatory approval. The FDA, other regulatory authorities, or we may suspend or terminate clinical trials at any time. Any failure or significant delay in completing clinical trials for our product candidates, or in receiving regulatory approval for the sale of resulting products, may severely harm our business and reputation.

Because of these risks, the research and development efforts of our collaborative partners may not result in any commercially viable products. If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained by our partners, or any approved products are not commercially successful, we are not likely to generate significant revenues or become profitable.

We Are A Defendant In A Class Action Lawsuit That May Adversely Affect Our Business.

As discussed in greater detail under “Legal Proceedings,” we and certain of our officers and directors were the defendants in a number of class action lawsuits, later consolidated into one lawsuit filed on behalf of purchasers of Vaso Active’s Class A Common Stock during the period December 9, 2003 to March 31, 2004, which alleged, after consolidation of the cases, that the defendants violated the federal securities laws by allegedly failing to make accurate and complete disclosures concerning FDA approval of Vaso Active’s products. The complaints sought equitable and monetary relief, an unspecified amount of damages, with interest, attorney’s fees and costs.

In September 2005, the Company and its named directors entered into a settlement agreement, subject to court approval, with respect to the consolidated securities class action lawsuit. This settlement will require the payment by the Company of $1.1 million in cash (which has been paid by the company’s directors and officers liability insurance carrier, conditioned upon the company’s release of the carrier under its directors and officers liability insurance policy) and the issuance of $750,000 face amount 2-year 5% subordinated callable notes convertible into Class A Common Stock at an initial conversion price of $1.75 per share. The conversion price is subject to adjustment under certain circumstances. Assuming the implementation of this settlement, the reserve for these notes will be 428,572 shares of Class A Common Stock, based upon the initial conversion price.

BioChemics, our directors and certain of our officers are also parties to three shareholder derivative actions based on the class action allegations alleging a breach of the defendants’ fiduciary duties to the Company. The complaints seek equitable and monetary relief, an unspecified amount of damages, and attorneys and other fees, costs and expenses, ostensibly on behalf of the Company.

In September 2005, the Company entered into a settlement agreement, subject to court approval, with respect to the shareholder derivative actions. This settlement will require the issuance to plaintiffs’ counsel of $120,000 face amount 2-year 5% subordinated callable notes convertible into Class A Common Stock at $1.75 per share and the payment of $25,000 in attorneys’ fees. The conversion price is subject to adjustment under certain circumstances. Assuming the implementation of this settlement, the reserve for these notes will consist of 68,572 shares of Class A Common Stock, based upon the initial conversion price.

On December 14, 2005, the court granted final approval to each of the litigation settlements. The Company is not obligated to issue the notes. However, although the court has approved the settlements, it is possible that there could be appeals from the court’s orders.

If the orders are reversed on appeal and if these securities lawsuits continue, they could result in:

•	potential liabilities

•	a material adverse financial statement impact

•	substantial costs for defending these suits

•	a diversion of management’s attention and resources.

If there are adverse developments in the lawsuits, our capital resources could be adversely affected. Should these actions linger for a long period of time, whether ultimately resolved in our favor or not, or further lawsuits be filed against us, our financial results will be adversely affected by the need to pay the fees and costs incurred in defending these suits. Additionally, we may not be able to conclude or settle such litigation on terms that allow us to pay any judgment or settlement over a period of time. The size and timing of payments for damages and other costs related to these actions, individually or in the aggregate, could seriously impair our cash reserves and financial condition. In addition, the continued defense of the existing securities lawsuits could further divert our management’s time and attention away from business operations, which could cause our financial results to suffer. A failure to resolve definitively current or future material litigation, regardless of the merits of the claims being made, could also cast doubt as to our prospects in the eyes of our customers, potential customers and investors, which could cause our revenues and stock price to further decline.

Provisions In Our Bylaws Provide For Indemnification Of Officers And Directors, Which Could Require Us To Direct Funds Away From Our Business Operations.

Our bylaws provide for the indemnification of our officers and directors. We may be required to advance costs incurred by an officer or director and to pay judgments, fines and expenses incurred by an officer or director, including reasonable attorneys’ fees, as a result of actions or proceedings in which our officers and directors are involved by reason of being or having been an officer or director of the Company. Funds paid in satisfaction of judgments, fines and expenses may be funds we need for the operation of our business, commercialization of our current products and the development of our product candidates, thereby affecting our ability to attain profitability.

Because We Depend On BioChemics And Third Parties To Develop Our Product Candidates And Manufacture Our Products, We Could Be Affected Adversely If Any Of Them Fail To Provide Us With Sufficient Product Quantities At Acceptable Prices.

We do not possess product development capability. As a result, we depend on collaborations with third parties, such as BioChemics, for development of our product candidates. During the year ended December 31, 2004 and the nine months ended September 30, 2005, we incurred research and development costs of approximately $266,433 and $272,772, respectively, related primarily to the formulation of an analgesic utilizing the active ingredient ibuprofen as well as finalization of RepiDerm product development. We incurred these costs pursuant to a February 2003 manufacturing and development agreement with BioChemics.

In addition, we have no manufacturing capability. As a result, we will depend on BioChemics, which in turn will rely upon third parties to manufacture our products. Although our strategy is based on leveraging BioChemics’ ability to develop and manufacture our products for commercialization in the OTC marketplace, we will be dependent on BioChemics’ collaborations with drug development and manufacturing collaborators. If we and BioChemics are not able to maintain existing collaborative arrangements or establish new arrangements on commercially acceptable terms, we would be required to undertake product manufacturing and development activities at our own expense. This would increase our capital requirements or require us to limit the scope of our development activities. Moreover, we have limited or no experience in conducting full scale bioequivalence or other clinical studies, preparing and submitting regulatory applications, and manufacturing and marketing drug products. There can be no assurance that we will be successful in performing these activities and any failure to perform such activities could have a material adverse effect on our business, financial condition and results of our operations.

If any of our developmental collaborators, especially BioChemics, breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical and/or clinical development and/or commercialization of our product candidates will be delayed, and we would be required to devote additional resources to product development and commercialization or terminate certain development programs. Also, these relationships generally may be terminated at the discretion of our collaborators, in some cases with only limited notice to us. The termination of collaborative arrangements could have a material adverse effect on our business, financial condition and results of operations. There also can be no assurance that disputes will not arise with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements with collaborators could lead to delays in the development or commercialization of our product candidates or could result in litigation or arbitration, which could be time consuming and expensive and could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the failure of any of our contract manufacturers to manufacture our products in conformity with current good manufacturing practices, or "CGMPs," required by the FDA and other regulatory authorities could result in interruption or halt of the availability of our products, pending demonstration to the FDA or a court of compliance with CGMPs. Any such interruption in the availability of our products could have a material adverse impact upon our financial position and results of operations.

If We Or BioChemics Fail To Adequately Protect Or Enforce Our Intellectual Property Rights, We May Be Unable To Operate Effectively.

BioChemics owns proprietary technology developed in connection with its four U.S. patents. In addition, foreign patents have been issued to BioChemics in 17 foreign countries and are pending in seven others. The PENtoCORE technology is not covered by patents but is considered proprietary. BioChemics also owns sixteen registered trademarks, including Osteon, RepiDerm, Termin8, and PENtoCORE. Our license agreement, as amended, with BioChemics permits us to commercialize market and sell our products and product candidates using these patents, proprietary formulations and the Osteon and PENtoCORE trademarks. Our success and ability to compete are substantially dependent on these patents, proprietary formulations and trademarks. Although both we and BioChemics believe that the patents and associated trademarks and licenses are valid, there can be no assurance that they will not be challenged and subsequently invalidated and/or canceled. The invalidation or cancellation of any one or all of the patents or trademarks would significantly damage our commercial prospects. Further, BioChemics may find it necessary to legally challenge parties infringing its patents or trademarks or licensed trademarks to enforce its rights thereto. There can be no assurance that any of the patents would ultimately be held valid or that efforts to defend any of the patents, trade secrets, know-how or other intellectual property rights would be successful.

If We Infringe On The Intellectual Property Rights Of Others, Our Business And Profitability May Be Adversely Affected.

Our commercial success will also depend, in part, on us and BioChemics not infringing on the patents or proprietary rights of others. There can be no assurance that the technologies and products used or developed by BioChemics and marketed and sold by Vaso Active will not infringe such rights. If such infringement occurs and neither we nor BioChemics is able to obtain a license from the relevant third party, we will not be able to continue the development, manufacture, use, or sale of any such infringing technology or product. There can be no assurance that necessary licenses to third-party technology will be available at all, or on commercially reasonable terms. In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial costs to, and diversion of, our resources and could have a material and adverse impact on us. An adverse outcome in any such litigation or proceeding could subject us and/or BioChemics to significant liabilities, require us to cease using the subject technology or require us and/or BioChemics to license the subject technology from the third party, all of which could have a material adverse effect on our business.

We Operate In An Extremely Competitive Environment And There Can Be No Assurances That Competing Technologies Would Not Harm Our Business Development.

We are engaged in a rapidly evolving field. Competition from numerous pharmaceutical companies including Pfizer, Bristol-Myers Squibb, Schering-Plough, and Alza biotechnology companies including, Cygnus and Elan, as well as research and academic institutions, is intense and expected to increase. Such companies have substantially larger research and development, marketing and promotion resources as well as histories of success in the marketplace. The market for transdermal and topical drug delivery systems is large and growing rapidly and is likely to attract new entrants. Numerous biotechnology and biopharmaceutical companies have focused on developing new drug delivery systems and most, if not all of these companies have greater financial and other resources and development capabilities than we do. They also have greater collective experience in undertaking pre-clinical and the clinical testing of products; obtaining regulatory approvals; and manufacturing and marketing OTC and prescription pharmaceutical products. Accordingly, certain of our competitors may succeed in obtaining approval for products more rapidly than us. In addition to competing with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities. There can be no assurance that our products, existing or to be developed, will be more effective or achieve greater market acceptance than competitive products, or that our competitors will not succeed in developing products and technologies that are more effective than those being developed by us or that would render our products and technologies less competitive or obsolete.

Technological Advancements By Our Competitors Could Result In The Obsolescence Of Some Or All Of Our Products And May Harm Business Development.

The areas in which we are commercializing, distributing, and/or selling products involve rapidly developing technology. There can be no assurance that we will be able to establish ourselves in such fields, or, if established, that we will be able to maintain our position. There can be no assurance that the development by others of new or improved products will not make our products and product candidates, if any, superfluous or our products and product candidates obsolete.

Should Product Liability Claims Be Brought Successfully Against Us Exceeding The Product Liability Coverage We Currently Have In Place, There Can Be No Assurances That Such Events Would Not Materially Impact Our Performance And Viability.

The sale of our products may expose us to potential liability resulting from the sale and use of such products. Liability might result from claims made directly by consumers or by pharmaceutical companies or by others selling such items. We currently maintain $5 million of product liability insurance. There can be no assurance that we will be able to renew our current insurance, renew it at a rate comparable to what we now pay, or that the coverage will be adequate to protect us against liability. If we were held liable for a claim or claims exceeding the limits of our current or future insurance coverage, or if coverage was discontinued for any reason, it could have a materially adverse effect on our business and our financial condition.

Our Limited Sales And Marketing Experience May Adversely Impact Our Ability To Successfully Commercialize And Sell Our Products.

We have limited sales and marketing experience, particularly with respect to marketing and selling products in commercial quantities. If we are unable to expand our sales and marketing capabilities we may not be able to effectively commercialize our products and product candidates.

If We Are Unable To Effectively Promote Our Brand And Establish A Leading Position In The Marketplace, Our Business May Fail.

Our brand names are new and unproven. If we are unable to effectively promote our brands and establish a prominent position in the marketplace, our operations will suffer. We believe that the importance of brand recognition will increase over time. In order to gain brand recognition, we may increase our marketing and advertising budgets to create and maintain brand loyalty. We do not know whether these efforts will lead to greater recognition.

We Depend On BioChemics To Provide Us With Certain Support and Services. The Loss Of Such Support And Services Would Have A Material Adverse Effect On Our Business.

We were originally formed as a division of BioChemics and the viability and financial strength of BioChemics is critical to our success. Throughout our development, we have relied on services and financing provided to us by BioChemics. When we became an independent operating entity, we entered into a license agreement and, prior to the consummation of our initial public offering, a manufacturing and development agreement with BioChemics. We presently maintain our executive offices on premises that we share with BioChemics. We do not have a lease agreement with BioChemics. We believe that we can obtain suitable alternative space without any material disruption of our business and that such space will be available to us in the future on commercially reasonable terms. Since, pursuant to the administrative support agreement by and between the Company and BioChemics, BioChemics provides us with administrative and managerial support, our results of operations include allocations of certain BioChemics expenses, such as centralized accounting, data processing, utilities, supplies, telephone and other BioChemics corporate services and infrastructure costs. These expenses have been charged back to us as a management fee. We recorded approximately $45,847 and $34,440 in such fees during the year end December 31, 2004 and the nine-month periods ended September 30, 2005, respectively. These costs are included in selling, general and administrative expenses. The expense allocations have been determined on the basis that we and BioChemics consider to be reasonable reflections of the utilization of services provided for the benefit received by us. The loss of the services provided by BioChemics or the loss of the license of the VALE patents or the PENtoCORE technology under the license agreement would have a material adverse effect on our business, financial condition and results of operations.

BioChemics has never been profitable and most likely will not achieve profitability in the near future, if ever. Although BioChemics was founded in 1989, and incorporated in 1991, it is still a development stage company. It has generated significant losses through March 31, 2005, has limited revenue, and is likely to sustain operating losses in the foreseeable future. BioChemics’ operations are subject to all of the risks inherent in the establishment of a business enterprise. Through December 31, 2004, BioChemics had an unaudited, consolidated accumulated deficit of approximately $17.7 million, which includes the operations of Vaso Active. In addition, as of December 31, 2004, BioChemics was in default under debt obligations in the approximate amount of $10.2 million, which includes accrued interest, that it has issued to private investors, of which approximately $6.9 million, inclusive of accrued interest, is held by Mr. Masiz, members of his family and the Chairman of the Board of Directors of the Company, Robert E. Anderson, who is also a member of the Board of Directors of BioChemics. Although BioChemics is attempting to restructure or refinance these obligations, there can be no assurance that it will be able to do so on acceptable terms. If BioChemics is not successful in maintaining its financial viability, our business, financial condition and results of operations may be materially and adversely affected. BioChemics anticipates that it will continue to incur net losses and be unprofitable for the foreseeable future. There can be no assurance that BioChemics will ever operate at a profit even if its or our products are commercialized.

In addition, it is expected that BioChemics will encounter significant marketing difficulties and will also face significant regulatory hurdles. The likelihood of success of BioChemics must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with any non-profitable business enterprise, including but not limited to the identification and development of new products, difficulties with corporate partners, vendors, and a very competitive environment. Additionally, BioChemics itself requires additional capital and/or revenues to continue its operations and there is no guarantee that it will be able to fund its own operations or those of Vaso Active.

If We Fail To Attract, Train And Retain Additional Highly Qualified Senior Executives And Technical And Managerial Personnel In The Near Future, Our Business Will Suffer.

Effective as of August 17, 2004 and in accordance with the terms of the SEC settlement, Mr. John J. Masiz resigned as President and Chief Executive Officer of Vaso Active. Vaso Active appointed its current Chief Financial Officer, Joseph Frattaroli, to serve as President and Acting Chief Executive Officer.

Effective June 18, 2004, Kevin J. Seifert resigned as the Chief Operating Officer and director of Vaso Active. Vaso Active is not currently conducting a search for a new Chief Operating Officer.

Several of our other key employees are devoting less than all their time to the Company. For example, although our Chief Scientific Officer, Dr. Stephen Carter devotes substantially all his time to our activities, he is also devoting a portion of his time to Biochemics. For us to pursue our product development, marketing and commercialization plans, we will need to hire personnel with experience in clinical testing, government regulation, manufacturing, marketing and finance.

We may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among high technology enterprises, including biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we lose any of these persons, or are unable to attract and retain qualified personnel, our business, financial condition and results of operations may be materially and adversely affected.

Because Our President Also Serves As Acting Chief Executive Officer, Chief Financial Officer And Principal Accounting Officer, We Have Limited Senior Management For Strategic Planning And Growth.

Our President, Joseph Frattaroli, also serves as our acting Chief Executive Officer, Chief Financial Officer, and principal accounting officer. Though corporate executives often serve in multiple positions, these positions are typically the most senior positions in many companies. We may have difficulty executing our business plan and accommodating growth as a result of one individual’s holding these demanding positions.

In The Event Of A Conflict Of Interest Between BioChemics And Vaso Active, Our Stockholders Could Be Negatively Affected.

There are likely to be situations where our best interests and those of BioChemics will be in conflict. For example, we are a party to a license agreement, a manufacturing and development agreement and an administrative services agreement with BioChemics, each of which is critical to our business operations. If Mr. Masiz decides to favor BioChemics in dealings between BioChemics and us or is not sensitive to conflicts of interest, our business could suffer.

Risks Relating to our Common Stock

Mr. Masiz Is The Majority Stockholder Of BioChemics, Which Is Our Principal Stockholder. He Has Substantial Ultimate Control Over The Company, Possibly To The Detriment Of Other Holders Of Our Class A Common Stock.

Our principal stockholder, BioChemics, owns 4,500,000 shares of our Class B Common Stock, which at December 13, 2005 represented approximately 70% of the combined voting power of our common stock. Mr. Masiz, as President, Chief Executive Officer and Chairman of BioChemics and, as the principal stockholder in BioChemics, will be able to control the outcome of many types of stockholder votes, including votes concerning the election of our directors, the adoption or amendment to provisions in our certificate of incorporation or by-laws, the approval of mergers and/or acquisitions, decisions affecting our capital structure and other significant corporate transactions. This concentration of ownership may delay, deter or prevent transactions that would result in a change of control, which in turn could reduce the value of our common stock.

Investors May Experience Substantial Dilution Of Their Investment.

 In the past and more recently, we have issued convertible notes, options and warrants to acquire Class A Common Stock. To the extent these outstanding options are ultimately exercised, there will be dilution to investors. In addition, conversion of some or all of the $2,500,000 aggregate principal amount of convertible subordinated notes that we issued in August 2005 will dilute the ownership interests of investors. We recently issued an additional 100,000 warrants to those investors for extending deadlines with respect to filing this registration statement for the shares of Class A Common Stock underlying their investment as well as possible additional investment. We will also be issuing convertible notes in connection with our recent litigation settlements. Investors may experience further dilution of their investment if we raise capital through the sale of additional equity securities or convertible debt securities, such as the rights to purchase additional notes and warrants granted to the August 2005 investors. Any sales in the public market of the Class A Common Stock issuable upon such conversion could adversely affect prevailing market prices for our common stock.

There Is No Organized Market For Our Stock; Our Stock Price Has Been Volatile And Could Experience Substantial Declines.

Our securities are currently quoted in the Pink Sheets under the trading symbol “VAPH.PK.” The market price of our common stock has experienced, and may continue to experience, significant volatility. Since the beginning of 2004, the per share closing price of our common stock has ranged from $0.38 to $14.11. As a result of the following events, there is not currently an organized market in our securities, and there can be no assurance that such a market will develop:

•	the temporary suspension of trading in our securities on April 1, 2004

•	our press release dated April 7, 2004 advising investors not to trade in our securities until further disclosure

•	our voluntary delisting of our securities from The Nasdaq Stock Market on April 8, 2004.

On December 13, 2005 the average of the high and low prices of a share of our Class A Common Stock as quoted by the OTC Pink Sheets was $0.48 per share. The value of our Class A Common Stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	the success or failure of our product development efforts

•	especially those related to obtaining regulatory approvals

•	technological innovations developed by us or our competitors

•	variations in our operating results and the extent to which we achieve our key business targets

•	differences of our reported results from those expected by investors and securities analysts

•	market reaction to any acquisitions or joint ventures announced by us or our competitors.

In addition, in recent years, the stock market, and the market for pharmaceutical companies in particular, has generally experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and it may adversely affect the price of our common stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. For example, we have recently settled, and received final court approval of, several securities class action lawsuits. See “Business - Legal Proceedings” for more information.

The Sale By The Selling Stockholders Shares Of Class A Common Stock May Cause Our Stock Price To Decrease.

As noted above, our Class A Common Stock is thinly traded. For example, the average daily trading volume of our stock during the period commencing October 1, 2005 and ending December 13, 2005 was 13,006 shares of Class A Common Stock. This average is approximately 0.27% of the total number of shares of Class A Common Stock underlying the outstanding notes and warrants held by the selling stockholders. Consequently, if the selling stockholders were to sell a relatively small percentage of our Class A Common Stock in a brief period of time, the market for our Class A Common Stock may not be able to absorb such additional volume without a negative impact on the stock price.

"Penny Stock" Rules May Make Buying Or Selling Our Securities Difficult Which May Make Our Stock Less Liquid And Make It Harder For Investors To Buy And Sell Our Shares.

Trading in our securities is subject to the SEC's "penny stock" rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

FORWARD LOOKING STATEMENTS

This prospectus contains "forward-looking statements" that are based on management's exercise of business judgment as well as assumptions made by, and information currently available to management. When used in this document, the words "may," "will," "anticipate," "believe," "estimate," "intend," and words of similar import, are intended to identify any forward-looking statements. You should not place undue reliance on these forward-looking statements. These statements reflect our current view of future events and are subject to certain risks and uncertainties as noted below. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation and do not intend to update, revise or otherwise publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of any unanticipated events after the date hereof or to reflect the occurrence of any unanticipated events. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will materialize.

Management's Discussion and Analysis or Results of Operations (“MD&A”) should be read together with our financial statements and related notes included elsewhere in this prospectus. This prospectus, including the MD&A, contains trend analysis and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements in this prospectus that are not statements of historical facts are forward-looking statements. These forward-looking statements made herein are based on our current expectations, involve a number of risks and uncertainties and should not be considered as guarantees of future performance.

Factors that could cause actual results to differ materially include without limitation:

•	interruptions or cancellation of existing contracts

•	impact of competitive products and pricing

•	product demand and market acceptance and risks

•	the presence of competitors with greater financial resources

•	product development and commercialization risks

•	an inability to arrange additional debt or equity financing

•	our ability to finance our business

•	our ability to maintain our current pricing model and/or decrease our cost of sales

•	continued availability of supplies or materials used in manufacturing at the current prices

•	adverse regulatory developments in the United States

•	entrance of competitive products in our markets

•	the ability of management to execute plans and motivate personnel in the execution of those plans

•	adverse publicity related to our products or the company itself

•	adverse claims relating to our intellectual property

•	the adoption of new, or changes in, accounting principles; legal proceedings

•	the costs inherent with complying with new statutes and regulations applicable to public reporting companies, such as the Sarbanes-Oxley Act of 2002

•	other new lines of business that the Company may enter in the future.

•	our ability to repay our indebtedness, including repayment of the Notes issued recently.

Actual results may differ materially from those set forth in such forward-looking statements as a result of factors set forth elsewhere in this prospectus, including under "Risk Factors."

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus. We will, however, receive proceeds from any exercise of warrants. Such proceeds will be used for working capital and general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Class A Common Stock, $0.0001 par value, began trading on December 10, 2003 on the Nasdaq SmallCap Market under the symbol “VAPH.” In light of the substantial administrative and cash burdens of maintaining our Nasdaq listing as well as the substantial legal costs anticipated with respect to the then pending SEC and FDA matters (as discussed in “Business - Legal Proceedings,” below), we determined that it was in the best interests of our shareholders for the Company to cease voluntarily the listing of its securities on Nasdaq. Effective April 8, 2004, upon our request, our securities ceased to be listed on Nasdaq. As of the date of this report, our stock is quoted in the OTC Pink Sheets under the symbol “VAPH.PK.”

The following table sets forth the high and low sale price quotations (split adjusted) for each calendar quarter in which trading occurred during the last two fiscal years. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

Year	Quarter	High Price	Low Price
2005
Fourth Quarter (to December 13, 2005)		$0.65	$0.45
Third Quarter		0.82	0.41
Second Quarter		1.05	0.25
First Quarter		0.95	0.53

2004
Fourth Quarter		$0.72	$0.38
Third Quarter		1.53	0.55
Second Quarter		7.59	0.44
First Quarter		14.11	1.97

2003
Fourth Quarter		$2.14	$1.73

Holders

As of October 10, 2005, there were approximately 1,787 holders of record of shares of our Class A Common Stock. There is one holder, BioChemics, of our Class B Common Stock.

Dividends

On February 20, 2004, we announced a three-for-one stock split on all classes of common equity in the form of a 200% stock dividend paid on March 5, 2004 to stockholders of record on February 23, 2004. We have not previously paid any cash dividends on either class of our common stock and do not anticipate or contemplate paying cash dividends on our Class A Common Stock in the foreseeable future. It is the present intention of management to utilize all available funds for future operations. The only restrictions that limit the ability to pay dividends on the common stock are those imposed by corporate law. Under Delaware corporate law, no dividends or other distributions may be made which would render us insolvent or reduce assets to less than the sum of our liabilities plus the amount needed to satisfy any liquidation preference. Our current policy is to retain any earnings to finance our future development and growth. We may reconsider this policy from time to time in light of conditions then existing, including our earnings performance, financial condition and capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors deems relevant.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2004, concerning compensation plans for which the Company has authorized the future issuance of shares of its Class A Common Stock:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders (1)	1,500,000 (1)	$ 1.58 (1)	750,000 (1)
Equity compensation Plans not approved by security holders	--	--	--
Total	1,500,000	--	750,000

(1)
Consists of: (a) 930,000 shares of Class A Common Stock issuable upon exercise of outstanding options under the Plan, having a weighted average exercise price of $1.87 per share, and (b) 570,000 shares of Class A Common Stock issuable upon exercise of outstanding options under the 2003 Non-Employee Director Compensation Plan, having a weighted average of $1.11 per share. As of December 31, 2004, a total of 270,000 shares of Class A Common Stock remained available for future issuance under the Plan, and 420,000 shares of Class A Common Stock remained available for future issuance under the Director Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Business Overview

Vaso Active Pharmaceuticals, Inc., or “Vaso Active” or the “Company,” is an early stage company, organized in January 2003, which focuses on commercializing, marketing and selling over-the-counter pharmaceutical products that we believe incorporate a patented vaso active lipid encapsulated (“VALE”) technology and a proprietary PENtoCORE technology.

The unique VALE technology is intended to be a patchless, lipid-based delivery system which the Company’s parent, Biochemics, is formulating into various applications which the Company hopes to market in the future, subject to receipt of appropriate Food and Drug Administration, or "FDA," approvals. The technology is intended to be a patchless, lipid-based delivery system that uses an active process, incorporating chemical vasodilators, to deliver drugs through the skin and into the bloodstream.

The PENtoCORE technology is a topical formulation, in contrast to the VALE transdermal technology. The Company is currently marketing three products that incorporate the proprietary PENtoCORE technology; the Company has one additional product candidate currently undergoing package design and branding and multiple additional product candidates at various stages of formulation and development, none of which have yet been approved by or listed with the FDA.

We began our operations in January 2001, as a division of BioChemics, Inc. ("BioChemics"), a privately-owned pharmaceutical company engaged in the development of transdermal and topical drug delivery systems. BioChemics is based in Danvers, Massachusetts. BioChemics was founded in 1989 by John J. Masiz and was incorporated in Delaware in 1991. BioChemics began developing the VALE technology in 1989 and has subsequently been issued four U.S. patents in connection with this technology. BioChemics has licensed the VALE patents and the PENtoCORE technology to us.

As an early stage company, we are subject to a number of risks typical of early stage companies including, but not limited to, our need to obtain additional financing and generate profitability and cash flows from operations. As a company engaged in the pharmaceutical industry, we are subject to a number of risks typical of biopharmaceutical companies including, but not limited to, our need to adhere to strict governmental regulations, our ability to withstand intense competition from larger companies with greater financial resources and our ability to defend our intellectual property, as licensed from BioChemics.

Our general business strategy was adversely affected beginning in April 2004 by regulatory action taken against us and our former President and private securities actions taken against us and our management. At the same time, we suspended the marketing and sale of our products until we were reasonably sure that our product marketing was consistent with the FDA's requirements and policies. We also voluntarily delisted our common stock from trading on NASDAQ. As a result of our voluntary delisting and the continuation of the delisting of our securities, the action taken by the Securities and Exchange Commission, or "SEC," against us, issues regarding the regulatory status of our products, and the significant decline in the market value of our securities concurrent with and subsequent to these matters, several shareholder actions were filed against Vaso Active and its officers and directors.

In September 2005, the Company and certain of its officers and directors entered into agreements to settle (i) a consolidated securities class action lawsuit that alleged that the Company and those individuals violated the federal securities laws with respect to certain disclosures concerning the Company; and (ii) derivative lawsuits based on the class action allegations. In October 2005, the court granted preliminary approval to each of the litigation settlements, following which joint notices of the settlements and claim forms were sent to appropriate stockholders. The parties to the agreements obtained the court's final approval of the settlements on December 14, 2005. For further information, see "Business-Legal Proceedings" below.

In August 2005 we completed a $2,500,000 convertible note financing as described below.

Critical Accounting Policies

Going Concern Assumption.  The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. If the financial statements were prepared on a liquidation basis, the carrying value of our assets and liabilities would be adjusted to net realizable amounts. In addition, the classification of the assets and liabilities would be adjusted to reflect the liquidation basis of accounting.

Revenue Recognition. We recognize revenue from product sales in accordance with generally accepted accounting principles in the United States, including the guidance in Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition," which superseded SAB No. 101, "Revenue Recognition in Financial Statements," and Statement of Financial Accounting Standards (“SFAS”), No. 48, "Revenue Recognition When Right of Return Exists."

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. However, because our products are sold with limited rights of return, revenue is recognized when the price to the buyer is fixed, the buyer is obligated to pay us and the obligation to pay is not contingent on resale of the product, the buyer has economic substance apart from the us, we have no obligation to bring about the sale of the product and the amount of returns can be reasonably estimated.

We record allowances for product returns, rebates and discounts, and report revenue net of such allowances. We must make judgments and estimates in preparing the allowances that could require adjustments in the future. For instance, our customers have the right to return any product that is held past the labeled expiration date. We base our estimates on historic patterns of returns and on the expiration dates of product currently being shipped, or as a result of an actual event that may give rise to a significant return amount such as the discontinuance of a product.

We do not recognize revenue unless collectibility is reasonably assured. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Expense Allocations/Management Fees. BioChemics provides us with certain administrative, marketing and management services, as well as our facilities and general corporate infrastructure. Our statement of operations includes allocations of these costs that BioChemics that we considered to be reasonable. These costs are included in selling, general and administrative expenses.

Income Taxes. We account for income taxes and deferred tax assets and liabilities in accordance with SFAS No. 109, "Accounting for Income Taxes." Because we project future operating losses in the near term, we have provided a full valuation allowance against the deferred tax assets created by these losses.

Equity Compensation. As part of our compensation programs offered to our employees, we grant stock options. We grant stock options to employees based on the fair value of the Class A Common Stock at the grant date. As allowed under SFAS No. 123, "Accounting for Stock-Based

Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," we have adopted the disclosure-only requirements of these accounting standards. Accordingly, we do not recognize stock-based compensation expense for stock options granted to employees at their fair value. The fair value of options granted to non-employees is expensed in accordance with SFAS 123 using the Black-Scholes option-pricing model. See Note 4 to our condensed financial statements for the impact on earnings had we fully adopted SFAS 123.

In December 2004, the FASB issued a revision to SFAS No. 123, "Share-Based Payment," requiring companies to recognize as compensation expense the fair value of stock options and other equity-based compensation issued to employees. This revised statement eliminates the intrinsic value method provided under Accounting Principles Board, or APB, No. 25, "Accounting for Stock Issued to Employees," which is the method we currently use to value stock options awarded to our employees. This revised standard is effective as of the beginning of the first annual reporting period beginning after December 15, 2005 and is expected to have a material impact on our results of operations. We are currently evaluating the two methods of adoption allowed by this revised standard; the modified-prospective transition method and the modified-retrospective transition method.

Nine Months Ended September 30, 2005 and September 30, 2004

Net Revenues. Net revenues increased $9,416 to $20,057 for the nine-month period ended September 30, 2005 as compared to $10,641 in the prior comparable period. However, as a result of the limited revenues during these periods, we believe net revenue comparisons are not meaningful.

Cost of Sales. Cost of Sales decreased $24,103 to $24,268 during the nine-month period ended September 30, 2005 from $48,371 in the comparable prior period. In general, our cost of sales is variable to our net revenues. However, certain manufacturing events such as inventory adjustments may distort our cost of sales, and therefore our gross profit, during any particular period. In the nine-month period ended September 30, 2005 we wrote off $10,632 of unrecoverable inventory which compared to $38,871 that was written off as unrecoverable in the comparable prior period. However, as a result of the limited revenues during these periods, we do not believe cost of sales comparisons are meaningful.

Gross Profits. Gross profit as a percentage of net revenues for both the nine-month period ended September 30, 2005 and September 30, 2004 are negative as a direct result of the matters discussed under the Cost of Sales discussion above related the write-off of unrecoverable inventory. We do not believe that any comparison between periods is meaningful in our current stage of development.

Marketing, Advertising and Promotion. Marketing, advertising and promotion expenses increased $55,312 to $211,957 for the nine-month period ended September 30, 2005 from $156,645 for the nine-month period ended September 30, 2004. The prior period included stock based compensation for the award of a warrant to purchase 225,000 shares of common stock. As this warrant was completely vested, we recorded a charge of approximately $96,000. Excluding this non-recurring event, expenses were $151,312 higher than in the comparable prior period. This increase was primarily attributable to $103,775 in costs we incurred in connection with our launch of a series of 60 and 120 second television commercials for the Osteon product throughout the United States.

Costs for marketing, advertising and promotion were significantly less in 2004 because on April 8, 2004 we committed not to market or sell our products until we were reasonably sure that the marketing and sale of our products was consistent with the FDA's requirements and policies. See discussion under "Overview, Key Business Challenges and Risks"

Selling, General and Administrative.  Selling, general and administrative expenses decreased by $1,358,828 to $1,905,424 during the nine-month period ended September 30, 2005 as compared to $3,264,252 in the comparable period in 2004. In the comparable prior year period, we incurred significant non-recurring expenses, including financing fees, legal, accounting and other expenses in connection with the private placement of convertible notes in early 2004 and the subsequent unwinding of that transaction. We also incurred the significant expenses in 2004 associated with the amending of our previously filed annual report, legal fees associated with representing ourselves to the SEC and FDA and to defend ourselves in the shareholder class action and derivative law suits. See discussion under "Overview, Key Business Challenges and Risks." We incurred approximately $433,000 in total combined legal fees and approximately $259,700 in business, financial and other professional services during the nine month period ended September 30, 2005, as compared to approximately $1,040,000 in total combined legal fees, approximately $376,000 in business, financial and other professional services and $615,000 in professional and settlement fees we incurred in connection with our March 16, 2004 Private Investment in Public Entity transaction during the nine-month period ended September 30, 2004. These factors represent the majority of the decrease in selling, general and administrative expenses.

During the nine-months ended September 30, 2005, other selling, general and administrative expenses we incurred were $581,400 in salaries, wages and related personnel costs; approximately $176,000 for various insurance premiums typical of a public company; approximately $142,300 for board of director compensation; approximately $34,400 in management fees paid to BioChemics; approximately $69,675 in registered accountant fees; approximately $33,000 in computer consulting services; approximately $54,625 in travel and entertainment; and approximately $32,920 in rent expense. The remaining selling, general and administrative expenses pertained to our general operations.

We are required to record stock-based compensation when we grant options to purchase our common stock to non-employees in accordance with SFAS 123. The value of these options is calculated using the Black-Scholes option-pricing model. Included in the salaries, wages and related personnel costs in both periods is approximately $41,184 of stock-based compensation.

Research and Development. Research and development expenses increased by $31,663 to $272,772 for the nine-month period ended September 30, 2005 as compared to $241,109 in the comparable prior period. Beginning in January 2004, we engaged Biochemics to provide services pursuant to a February 2003 manufacturing and development agreement. Expenses in this area have increased as a direct result of utilizing more of Biochemics' research and development resources during the nine-month period ended September 30, 2005. These services related in part to the formulation of a topical analgesic utilizing the active ingredient ibuprofen. In August we suspended spending on research and development of the ibuprofen product candidate pending the outcome of our discussions relative to our license agreement with Biochemics. We are continuing spending on development of new OTC product candidates and on use improvements to our existing products.

Legal Settlement. On September 21 and 22, 2005, respectively, the Company and certain of its officers and directors entered into agreements to settle the previously reported consolidated securities class action and derivative lawsuits based on the class action allegations and filed appropriate papers with the court seeking dismissal of the actions. As a result of the settlements, we incurred a charge of $885,000 in the nine-month period ended September 30, 2005.

Years Ended December 31, 2004 and December 31, 2003

Net Revenues. Net revenues for the year ended December 31, 2004 decreased by approximately 76% to $12,888 from $53,270 in the comparable period in 2003. This decrease was primarily a result of the regulatory and private securities actions taken against us beginning in April 2004 and our decision to suspend the marketing and sale of our products until we were reasonably sure that our product marketing was consistent with the FDA's requirements and policies. In September 2004, we revised our product labels and began shipping our products on a limited basis. Although these products are now on the market, we have not made significant shipments or recorded significant revenues to date.

Cost of Sales. In general, our cost of sales is variable to our net revenues. However, certain manufacturing events such as inventory adjustments or product returns may significantly affect the consistency of our cost of sales, and therefore our gross profit, during any particular period. In 2004, we experienced several one-time manufacturing events including $45,156 in charges as a result of a write-off of expired inventory, $7,037 in one-time production costs and $2,400 in disposal costs. Excluding these one-time items, cost of sales was $9,282, which is a decrease of $31,662, or 71%, from the comparable period in the prior year. This adjusted decrease is consistent with our overall decrease in revenues between the two periods.

Marketing, Advertising and Promotion. Marketing, advertising and promotion expenses increased approximately 112% to $246,784 for the year ended December 31, 2004 from $116,642 for the comparable period in 2003. This increase was primarily attributable to approximately $180,000 in professional marketing and consulting fees we incurred as we initiated our product rollout strategy in late 2004. We expect to incur larger marketing, advertising and promotion costs in 2005 as we expand our marketing and sales strategy. The planned 2005 expansion in marketing includes the national rollout of our topical analgesic, Osteon through direct to consumer television media, which is currently underway. We expect the costs incurred in connection with this rollout will be largely production of additional creative media and purchase of additional fixed rate media buys. We expect to incur additional marketing advertising and promotion costs with the planned rollout of our new acne product, RepiDerm, and for the planned marketing of AR-Extreme in or about the end of the third quarter of 2005 and during the second quarter of 2005, respectively

Management Fee. Under our Administrative Support Services Agreement with Biochemics, our management fee decreased approximately 62% to $45,847 for the year ended December 31, 2004 from $122,073 for the comparable period in 2003. In prior periods, certain expenses that we currently pay directly on our own behalf were paid by BioChemics. Since we became a stand alone entity, our management fees have decreased. We expect that our management fees for 2005 will not fluctuate significantly. However, if we are unable to execute our general business strategy within our own resources, we may need to rely more heavily on BioChemics, and therefore, the management fees charged by BioChemics to us may increase significantly.

Selling, General and Administrative. Selling, general and administrative expenses increased by $2,824,659 to $3,750,504 during the year ended December 31, 2004 as compared to $925,845 in the comparable period in 2003. This increase is due primarily to our increased operations and significant legal and other professional expenses we incurred in connection with our recent SEC, Nasdaq, and FDA matters and shareholder class action lawsuits. In 2004, we incurred approximately $1,265,000 in legal and professional fees to amend our previously filed public filings and to defend ourselves and our officers and directors in the shareholder class action lawsuits. We recorded approximately $956,000 in salaries, wages, fringe benefits and other related compensation costs, approximately $392,000 in business, financial and other professional services and approximately $161,000 for various insurance premiums typical of a public company. In connection with the unwinding of our March 2004 private placement transaction, we incurred approximately $600,000 in professional fees and an additional $15,000 to unwind this transaction. The remaining selling, general and administrative costs pertain to our general operations.

Research and Development. Research and development expenses incurred for the year ended December 31, 2004 were $266,433. Beginning in January 2004, we engaged BioChemics to provide us with development services surrounding the formulation of an analgesic utilizing the active ingredient ibuprofen under the terms and conditions of our August 2003 agreement. Included in the 2004 cost was pre-clinical studies performed on animals. We used the proceeds we raised from our December initial public offering to fund this development. We did not incur any research and development costs in 2003. Our ability to continue funding our research and development for this new product candidate is dependent on our working capital resources and our ability to obtain additional financing.

Stock-Based Compensation. We are required to record stock-based compensation when we grant options or warrants to purchase our common stock to non-employees in accordance with SFAS 123. The value of these options and warrants is calculated using the Black-Scholes valuation model. Stock based compensation for the year ended December 31, 2004 was $154,336. There were no common stock options granted to non-employees prior to December 31, 2003, accordingly, there was no stock-based compensation recorded in 2003.

Liquidity and Capital Resources

The Company has incurred substantial operating losses and negative cash flows from operations since inception. In 2004 and 2005, until the completion of our private financing in August 2005, operations were financed primarily from the proceeds of our December 2003 initial public offering and from the exercise of warrants. Net of offering costs, we raised approximately $6.4 million and $450,000, respectively. Prior to our receipt of these proceeds, we relied on BioChemics, together with the proceeds from an offering of convertible notes in early 2003, as the source of our working capital. We have expended all of the funds raised from our initial public offering.

At November 1, 2005, we had unrestricted cash of approximately $1,202,000 and working capital of approximately $756,000, excluding $437,000 of restricted cash held in escrow to fund future interest payments on the notes. Our financial condition has been materially and adversely affected by recent regulatory and shareholder actions taken against us. Having obtained final court approval of our recent litigation settlements on December 14, 2005, we expect our expenditures for legal and professional fees to decrease accordingly in the future.

On August 16, 2005, under a Securities Purchase Agreement (the "Purchase Agreement"), we issued a series of Senior Secured Convertible Notes (the "Notes") due May 01, 2007 in the aggregate principal amount of $2,500,000. The Company netted approximately $1,700,000 in cash proceeds from financing after placement fees, legal expenses, other offering costs, and funding of an escrow. Placement fees, legal expenses and other offering costs paid were approximately $360,000 and approximately $440,000 was placed into escrow to fund substantially all of the Company's interest payments on the Notes (assuming that the Notes continue to accrue interest at the initial rate of 10% per annum).

The Notes. The Notes have a term of 21 months and the principal of the Notes is due and payable in a single payment on May 1, 2007. The Notes bear interest at the six month LIBOR plus 6% with a floor of 10.0% and a ceiling of 12.0%. The Notes presently accrue interest at 10% per annum. Interest is payable quarterly, in arrears, beginning October 31, 2005, on each July 31, October 31, January 30 and April 30, until the earlier of the Notes' maturity or conversion date. Pursuant to the Purchase Agreement the Company has deposited into an escrow account the total amount of the interest to be paid under the Notes, i.e., $437,000.

Amounts scheduled to be paid by the Company under the Notes may be accelerated upon the occurrence of certain events, including any default in the payment of interest when due and payable; the default by the Company under other notes, mortgage, or credit facility; the failure of the Company to perform certain obligations to deliver certificates for Underlying Shares or to timely register the Underlying Shares for resale as required under the Purchase Agreement; and in the event of bankruptcy.

The Notes are secured by all of the assets of the Company. The Notes are convertible at any time into shares of the Company's Class A Common Stock at a price of $0.70 per share (subject to adjustment under certain circumstances, e.g., anti-dilution adjustments).

The Warrants. The investors also received five-year warrants ("Warrants"), which entitle the investors to purchase a total of 1,298,701 shares of the Company's Class A Common Stock at an exercise price of $0.77 per share. The number of shares which may be purchased upon exercise of the Warrants and the exercise price per share of the Warrants are subject to adjustment under certain circumstances, e.g., anti-dilution adjustments.

Additional Investment Rights (AIRs). In addition, the investors received AIRs to purchase up to $1,875,000 in aggregate principal amount of additional Notes at any time through May 1, 2007, which is the maturity date of the notes, together with additional five-year Warrants to purchase a total of 974,026 shares of Class A Common Stock. Any additional Notes would be convertible and any additional Warrants would be exercisable at the same respective initial prices per share as the Notes and Warrants issued on August 16, 2005.

Under the Purchase Agreement, the Company is required to reserve for issuance a total of 8,522,727 shares of Class A Common Stock, in connection with the possible conversion of Notes

(including the additional Notes) and the possible exercise of the Warrants (including the additional Warrants).

If the selling stockholders exercise their AIRs in full, we believe, based on our current plans and assumptions relating to our operations, that the additional working capital provided by the exercise would be sufficient to satisfy our cash requirements through December 31, 2006. However, we do not know whether the selling stockholders will exercise any of their AIRs. If no portion of the AIRs is exercised, we believe that, based on such plans and assumptions, our current working capital will be sufficient to satisfy our cash requirements through May 31, 2006.

We do not know if we will be able to obtain any additional financing or whether, even if additional financing is available to us, it will be available on terms acceptable to us. Further, as we stated above, we do not know whether we will be able to generate profitability and cash flows from operations with our existing working capital.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commitments for the next five years, as of September 30, 2005.

	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	5 - 7 Years
Long-term debt	$2,500,000	$-	$2,500,000	$-	$-
Capital lease obligations	14,582	2,351	5,070	7,161	-
Operating lease obligations	-	-	-	-	-
Unconditional purchase obligations	-	-	-	-	-
Employment agreements	2,277,917	387,917	630,000	630,000	630,000

Total	$4,792,499	$390,268	$3,135,070	$637,161	$630,000

In February 2005, we appointed our Chief Financial Officer, Mr. Joseph Frattaroli, as our President. Mr. Frattaroli will continue to serve as Chief Financial Officer and Acting Chief Executive Officer. This table is presented reflecting the authorized annual salary to Mr. Frattaroli effective March 1, 2005 for one year. The written employment agreements with Mr. Masiz and Dr. Carter terminate their initial terms on June 30, 2008, but are deemed automatically extended for successive periods of two years under the terms of their respective written agreements through 2012. This table is presented to reflect the effect of occurance of the automatic extensions.

In September 2005, Vaso Active and certain of its officers and directors, entered into agreements to settle the previously reported consolidated securities class action and derivative lawsuits. As a result of these settlements, we recorded a charge of $885,000 payable $25,000 in cash and $860,000 in the form of 2 year 5% convertible notes that is not reflected as an obligation in this table. (Additional information regarding the lawsuits is set forth below under “Business - Legal Proceedings.”)

Off-Balance Sheet Arrangements

We have no material off-balance sheet financing such as a facility lease or other long-term commitments. We have employment agreements with three key employees. Please refer to “Contractual Obligations and Commitments” for a summary of our obligations under employment agreements.

Ownership Structure

Through our parent company, BioChemics, John J. Masiz controls approximately 70% of the combined voting power of all classes of stock of the Company and approximately 44% of the combined equity interest of the Company. BioChemics owns 100% of the Class B Common Stock of the Company.

Inflation

To date, inflation has had no material impact on our operations.

BUSINESS

We are an early stage company focused on commercializing, marketing and selling over-the-counter (“OTC”) pharmaceutical products that we believe incorporate a patented vaso active lipid encapsulated ("VALE") technology and a proprietary PENtoCORE technology. The unique VALE technology is intended to ba a patchless, lipid-based delivery system that BioChemicis is formulating into various applications the Company hopes to market in the future, subject to receipt of appropriate FDA approvals. The technology is intended to be a patchless, lipid-based delivery system which uses an active process incorporating chemical vasodilators to deliver drugs through the skin and into the bloodstream. The PENtoCORE technology is a topical formulation, in contrast to the VALE transdermal technology. The Company is currently marketing three products that incorporate the proprietary PENtoCORE technology:

•	Osteon - an OTC external analgesic designed to provide temporary relief from the muscular-skeletal pain associated with arthritis;

•	A-R Extreme - an OTC external analgesic designed to provide temporary relief from the muscle and joint pain associated with athletic activity; and

•	Termin8 - an OTC antifungal lotion designed to effectively treat athlete's foot.

The Company has a product candidate for the treatment of acne. The formulation of the product has been completed and we are currently working on package design and branding for the product. We have five additional product candidates at various stages of formulation and development.

We began our operations in January 2001, as a division of BioChemics, a biopharmaceutical company engaged in the development of transdermal and topical drug delivery systems. BioChemics is based in Danvers, Massachusetts. BioChemics was founded in 1989 by John J. Masiz, our former President and Chief Executive Officer, and was incorporated in Delaware in 1991. BioChemics began developing the VALE technology in 1989 and has subsequently been issued four U.S. patents in connection with this technology. BioChemics has licensed the VALE patents and the PENtoCORE technology to us. In January 2003, we incorporated in Delaware and became a subsidiary of BioChemics.

Business Strategy

Our general business strategy is to commercialize, market and sell transdermal and topical OTC drugs that we believe can be delivered, by utilizing either the VALE or PENtoCore technologies, in a manner which is efficient, reliable and easy to use by consumers.

As an early stage company, we are subject to a number of risks that are characteristic of early stage companies including, but not limited to, our need to obtain additional financing and generate profitability and cash flows from operations. As a company engaged in the pharmaceutical industry, we are subject to a number of risks typical of biopharmaceutical companies including, but not limited to, our need to adhere to strict governmental regulations, our ability to withstand intense competition from larger companies with greater financial resources and our ability to defend both the technology and intellectual property which we have licensed from BioChemics and to protect our own intellectual property.

The implementation of our business strategy was adversely affected by regulatory and private securities actions taken against us and our management beginning in April 2004. At the same time, we suspended the marketing and sale of our products until we were reasonably sure that our product marketing was consistent with the FDA's requirements and policies. As a result of our voluntary delisting and continued delisting of our common stock from the Nasdaq, the action taken against us by the SEC, the issues raised by the SEC regarding the regulatory status of our products, and the significant decline in market value of our securities subsequent to these matters, several shareholder actions were filed against Vaso Active and certain of its officers and directors.

In August and September 2004, Vaso Active and its former Chief Executive Officer, John Masiz, settled all SEC matters regarding our alleged federal securities laws violations stemming from allegedly misleading disclosures in our initial public offering registration statement, our 2003 annual report and a statement on our website concerning the FDA's approval or qualification of our products. Both Vaso Active and Mr. Masiz agreed with the SEC to settlement terms without admitting or denying the allegations of their civil complaint, pursuant to which both parties are permanently enjoined from violating the anti-fraud provisions of the federal securities law. Our former Chief Executive Officer was also prohibited from serving as an officer or director of any public company, including Vaso Active, for a period of five years. He is however, permitted to remain an employee/consultant of Vaso Active. Since August 2004, Mr. Masiz has been employed by Vaso Active to provide consulting services pursuant to the terms of his employment agreement with the Company.

During 2004, together with newly engaged outside FDA counsel, we revised our product labels and in September 2004, began shipping our products on a limited basis. In July 2005, we engaged Ferolie Corporation, a full-service marketing agency, to sell our products to retailers. You should refer to “Business - Distribution” for further discussion regarding the Ferolie agreement.

In September 2005, Vaso Active and certain of its officers and directors entered into agreements to settle all shareholder actions (the “Class Actions”) and derivative shareholder actions filed against Vaso Active and certain named officers and directors (the “Derivative Actions”). You should refer to "Business - Legal Proceedings" for additional discussions surrounding these events.

We have had to devote many of our resources, including financial resources and management time and effort, to our defense in those legal proceedings. However, as noted above, we settled the SEC proceeding in 2004 and have entered into settlement agreements relating to the class actions and derivative actions. These developments, together with the completion of our private financing in August 2005, have enabled us to return to the implementation of our business strategy, and, in particular, the marketing of our products.

The success of our marketing and sales activities will be dependent, among other things, on our ability to retain and attract qualified marketing and sales personnel, enter into qualified strategic partnerships, and place our products into the market; such as through our marketing arrangement with Ferolie, the consumer perception of our products and the securing of additional financing. Although we believe that our products supported by sufficient advertising will earn retailers acceptance, there can be no assurance that this will happen, or if it does, that it will continue.

Technology Overview

We believe that Vaso Active's formulation technologies can be applied to a significant array of currently off-patent drugs for commercialization in the OTC marketplace. The VALE technology is a transdermal formulation that we believe may have the potential to introduce drugs through the skin and into the bloodstream in an efficient and effective manner. The PENtoCORE technology is a topical formulation that we believe allows for the formation of OTC products with certain "use advantages" over similar products marketed by our competitors. "Use advantages" include characteristics such as lack of odor, less residue and a more pleasant texture. We license the VALE and PENtoCORE technologies from BioChemics.

Transdermal drug delivery is generally considered to be any process of delivering drugs through the skin and into the bloodstream without the use of an invasive instrument such as a needle. We believe that transdermal drug delivery offers potential advantages over other commonly accepted modes of drug delivery for the treatment of certain diseases and medical conditions. We believe that these potential advantages include:

•
REDUCTION OF ROUTE-OF-ADMINISTRATION RELATED SIDE EFFECTS. Because they are absorbed through the stomach, some orally administered medicines can cause significant gastrointestinal side effects, sometimes leading to discontinuation of the medication. There also may be side effects associated with the delivery of some drugs through the nasal lining, the lungs, and the skin using traditional methods. The goal of the VALE transdermal delivery system is to provide effective therapy while minimizing side effects.

•
IMPROVED DRUG PERFORMANCE. Transdermal formulations may have the potential to improve the effectiveness of a drug by avoiding the stomach and the first-pass metabolism associated with oral delivery of drugs. Transdermal drug delivery also may have the potential to create a higher bioavailability index for certain drugs, allowing for the desired concentration of the drug molecule to reach the bloodstream from a smaller dose of drug applied to the patient. Bioavailability index is defined as the fraction of the drug amount administered that reaches the central circulation. By definition, bioavailability for a drug administered intravenously is 100% and drugs administered by other methods will typically have bioavailability indices of less than 100%, depending on the efficiency of drug transfer into the blood.

There are many different technologies used to deliver drugs transdermally. The most common technologies employed are: (i) patches that adhere to the skin, holding a drug in place while it is administered over time; (ii) liposome, or artificially prepared cell-like structures, which are applied topically and absorbed; or (iii) an outside energy source producing electricity (iontophoresis), or sound (sonophoresis), to help move the drug through the various skin layers. We believe all three of these technologies have certain drawbacks that may limit their utility.

The Vale Technology - The goal behind the development of the VALE technology is to create an active transdermal drug system that efficiently and effectively delivers drugs through the skin and into the blood supply without the need of a patch. In order to accomplish this, a delivery system must be able to overcome three skin barriers:

•	the outer layers, or the stratum corneum and the epidermis;

•	the second layer, or the dermis; and

•	the walls of individual capillaries.

The VALE technology is intended to be a patchless, lipid-based delivery system which uses an active process to deliver drugs through the skin and into the bloodstream. The technology is based upon the unique concept of incorporating chemical vasodilators into the drug delivery vehicle. These chemical compounds are intended to act on the network of blood vessels located near the surface of the skin to elicit the physiologic response of dilating or relaxing the blood vessels in the immediate area. This should result in increased blood flow to the area. The theory behind the VALE technology is that as blood flow increases and the blood vessels dilate, the active drug molecules incorporated into the delivery system are transported actively and efficiently into the bloodstream.

We believe that the VALE technology has the potential to eliminate the need for a patch and to allow for the effective delivery of many active ingredients that may not otherwise be effectively delivered using existing drug delivery technologies.

The PENtoCORE Technology - The PENtoCORE technology is a topical formulation, as opposed to the VALE transdermal technology. Although the PENtoCORE technology does not achieve its effect by delivering the drug through the skin and into the bloodstream, we believe that this technology may enable the formulation of topical products that are pleasant to use because they do not have the odor, greasy feel or residue often associated with other topically-applied drug products. In addition, it may be possible to use the PENtoCORE technology with certain active ingredients to develop topical formulations that may facilitate a longer-lasting effect.

Research and Development

We do not currently, nor do we intend to directly, conduct any research and development on our own behalf with respect to any of our current products or product candidates. In February 2003, we entered into a development and manufacturing agreement with BioChemics with respect to the ongoing manufacturing and development of our products and product candidates. Under this agreement, BioChemics will research, develop and manufacture products for us pursuant to specific purchase orders submitted by us from time to time. BioChemics will charge us a development and manufacturing fee at a rate of cost plus 10%. BioChemics uses a privately owned third party company as its sole contract manufacturer. However, in the event that BioChemics is unwilling or unable to meet our manufacturing needs in accordance with the terms of the agreement with us, we have the right to retain outside third parties to manufacture our products.

Until August 2005, BioChemics was engaged in developing a transdermal ibuprofen product on our behalf. From January 2004 to August 2005, substantially all of our research and development costs related to the ibuprofen product candidate. During that period, we spent approximately $20,000 per month on this project, which proceeded into the animal testing stage. Prior to 2004, the Company did not make any research and development expenditures on the ibuprofen or any other product candidate; Biochemics paid for these costs.

In August 2005, we instructed BioChemics to cease further development of the ibuprofen product candidate on our behalf because we determined that the total development cost would likely exceed $1,000,000. Under our license agreement with BioChemics, we do not have the right to market and sell OTC products for which development costs exceed $1,000,000. We are presently negotiating with BioChemics to amend the license agreement to permit us to have the right to market and sell the ibuprofen product despite the amount of the expected development costs.

Government Regulation

General - As a company engaged in the pharmaceutical industry, we are subject to strict governmental regulations. The development, testing, manufacture, labeling, marketing, and promotion of OTC drugs are subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetics Act ("FFDCA"), and by the Federal Trade Commission, or FTC, under the Federal Trade Commission Act ("FTC Act").

The degree of regulation under the FFDCA is dependent, in part, upon whether the OTC drug, as formulated, labeled, and promoted, is considered by qualified experts, based on publicly available scientific data and information, to be generally recognized as safe and effective ("GRASE"), for its recommended conditions of use. If an OTC drug as formulated, labeled, and promoted is not considered GRASE for its recommended conditions of use or, if so considered, if it has not been used to a material extent or for a material amount of time, the drug is regulated under the FFDCA as a "new drug" which requires pre-market approval in the form of a New Drug Application, or NDA, before it can be commercially marketed.

To determine which OTC drugs are GRASE, the FDA has undertaken a rulemaking initiative in which it seeks to define by regulation which OTC drugs can be considered to be GRASE and thus, can be marketed without first obtaining an approved NDA. This rulemaking initiative, referred to as the "OTC Review Program," was initiated on May 11, 1972 and is ongoing. The OTC Review Program sets forth the conditions in the form of an OTC Drug Monograph for specific categories of OTC drugs (e.g., Topical Anti-Fungal OTC drugs) which recognized OTC active ingredients can be considered GRASE and not misbranded. These conditions include the strength of the active ingredient, acceptable dosage forms, the use of safe and suitable inactive ingredients, and the recommended conditions of use, including indications, warnings, precautions and directions for use.

If the active ingredient used in an OTC drug is not covered by the OTC Review Program, or even if it is covered, if the conditions of use (e.g., strength, dosage form, indications) deviate from that eligible for GRASE status under the OTC Review Program, the product is considered by the FDA to be a "new drug" subject to the NDA pre-market approval requirements. For a full discussion of these requirements see the discussion below in "NDA Review Process.”

Pending the issuance of a final and effective OTC Drug Monograph for the category of OTC drug involved (e.g., external analgesic), the FDA has adopted an enforcement policy of not proceeding against the continued marketing of OTC drugs subject to the OTC Review Program. This enforcement discretion does not, however, apply if: (a) the FDA considers the drug product involved as falling outside of the scope of the OTC Review Program in that the active ingredient or conditions of use deviate from those eligible for GRASE status under the OTC Review Program; (b) the product presents a health hazard; or (c) the active ingredient at the dosage level involved was not available over the counter prior to December 4, 1975. The FDA's willingness to defer enforcement action generally terminates upon the effective date of the final OTC Drug Monograph covering the applicable drug product.

Other requirements or limitations for OTC drugs imposed under the FFDCA include: (a) a requirement that the drug be manufactured in conformity with current good manufacturing practices, or cGMPs; (b) a requirement that the labeling for the product contain adequate directions for use and warnings; (c) a requirement that the manufacturer of the drug product register with the FDA; (d) a requirement that all drugs manufactured for commercial distribution be listed with the FDA; and (e) a prohibition against making any false or misleading misrepresentations in any particular labeling for the product. As noted above, OTC products marketed in accordance with OTC Drug Monographs do not require FDA premarket approval prior to marketing. If an OTC product deviates from an OTC Drug Monograph requirement in active ingredient(s), intended use, method of administration, dosage form, or labeling, among other things, then the manufacturer or distributor must obtain pre-market approval in the form of an NDA before commercial marketing.

The failure to adhere to the requirements of the FFDCA can result in: (a) seizure of violative products; (b) injunctions against continued violations of the FFDCA, including active FDA supervision in instituting appropriate corrective action and prohibition against continued marketing of the violative products pending an affirmative determination by the FDA and the courts that the violations have been adequately rectified; (c) civil penalties in the form of liquidated damages and/or recovery of profits from illegal activities; and (d) the imposition of criminal sanctions and penalties against responsible persons.

The FTC, under the FTC Act, regulates print and broadcast media advertisements for OTC drugs. The FTC Act requires that advertisements be neither false nor misleading, and that claims for products purportedly based on scientific data be supported by adequate and well controlled studies, and that a reasonable basis exists in support of all other claims. Claims consistent with the terms of an OTC Drug Monograph are usually accepted by the FTC as having been adequately substantiated. The penalties for the failure of an advertised claim to have adequate substantiation, or for claims that are false and misleading, include: (a) the FTC initiating administrative action for consumer redress; (b) FTC seeking a court injunction to prevent further false and misleading advertising; (c) the imposition by a court of liquidated damages and equitable relief to recover profits and provide consumer redress from illegal activity; and (d) the placing of the company in receivership to assure that the assets of the company are not dissipated pending resolution of FTC claims.

The NDA Review Process - The FDA has taken the position that insofar as our products or product candidates use a transdermal technology, the products fall outside that eligible for GRASE status under the OTC Review Program and thus, the Company must obtain NDA approval of the products before they can be commercially marketed. Under the FDA's procedures it is generally less burdensome to obtain NDA approval of a drug product which contains active ingredient(s): (a) considered GRASE in a final OTC Drug Monograph, or (b) contained in a drug product eligible for an abbreviated new drug application, or ANDA, approval, but which differs in certain conditions of use (e.g., dosage form) from that covered by a final OTC Drug Monograph or eligible for ANDA approval. However, once a product becomes subject to the NDA requirements, the general provisions of which are set forth below, there can be no assurance that a company can generate the additional data and information necessary to support NDA approval of the proposed variant product or that approval can be obtained without substantial expenditures and delays.

The steps ordinarily required before a new drug that is subject to NDA approval may be marketed in the United States include preclinical laboratory tests, animal tests and formulation studies, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials on human subjects to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or the disease or condition for which the new drug is indicated.

Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon a manufacturer's activities. Success in early-stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal trials to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of compounds for testing must comply with Federal regulations and requirements. The results of preclinical testing are submitted to the FDA as part of an IND.

A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical trials may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND process can result in substantial delay and expense.

Clinical trials typically involve the administration of the investigational new drug to volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with Federal regulations and requirements, under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects must be submitted to the FDA as part of the IND. The study protocol and informed consent information for patients in clinical trials must also be approved by the institutional review board at each institution where the trials will be conducted.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves trials in limited patient populations, to determine dosage tolerance and optimum dosage, identify possible adverse effects and safety risks, and provide preliminary support for the efficacy of the drug in the indication being studied.

If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population. Typically at geographically dispersed clinical trial sites it is possible that Phase I, Phase II, or Phase III testing of product candidates may not be completed successfully within any specified time period, if at all.

After successful completion of the required clinical testing, generally an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of extensive clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of NDAs are additionally subject to substantial applications user fees, currently exceeding $500,000, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently exceeding $30,000 per product and $200,000 per establishment. These fees typically increase annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under federal law, the FDA has agreed to certain performance goals in the review of NDAs. Most applications for non-priority drug products are reviewed within ten months. The review process is often significantly extended by FDA requests for additional information or clarification of information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

If FDA evaluations of the NDA and the manufacturing facilities and procedures, which typically involves an FDA on-site inspection, are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. The not approvable letter outlines the deficiencies in the submission and often requires additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, FDA may withhold approval of an NDA regardless of prior advice it may have provided or commitments it may have made to the sponsor. As a condition of NDA approval, the FDA may require post-approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions. Such labeling restrictions can materially impact the potential market and profitability of the drug. Once granted, product approvals can still be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Once the NDA is approved, a product will be subject to certain post-approval requirements, including requirements for adverse event reporting and submission of periodic reports. Persons responsible for manufacture or distribution are subject to FDA inspections to assess compliance with applicable statutory and regulatory requirements.

Additionally, the FDA also strictly regulates the promotional claims that may be made about drug products. The FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. The FTC Substantiation Standards are very similar for the advertising of OTC products. To the extent that market acceptance of our products may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products and/or our costs.

Environmental Regulation

In addition to being subject to extensive regulation by the FDA, the Company must also comply with environmental regulation in so far as such regulation applies to the Company or its products. Our costs of compliance with environmental regulation as applied to similar pharmaceutical companies are minimal, since we do not currently, nor do we intend to, engage in the manufacturing of any of our products or product candidates. BioChemics uses an unrelated, single manufacturer to manufacture all our products and receive final products from such manufacturer, without any involvement on our part in the manufacturing process at any stage of the process. Although we believe that our safety procedures for using, handling, storing and disposing of our products comply with the environmental standards required by state and federal laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. We do not carry a specific insurance policy to mitigate this risk to us or to the environment. The Company contracts with an independent laboratory pursuant to standard FDA protocol to test beginning, middle and end samples, during batch manufacturing, to determine product compliance with FDA regulations.

Current Product Line

We presently market three primary products. Each of these products uses the PENtoCORE technology. These products are:

•	Osteon - an OTC external analgesic designed to provide temporary relief from muscular-skeletal pain associated with arthritis;

•	A-R Extreme - an OTC external analgesic designed to provide temporary relief from muscle and joint pain associated with athletic activity; and

•	Termin8 - an OTC antifungal lotion designed to effectively treat athlete's foot.

We license the Osteon and PENtoCORE trademarks under our license agreement with BioChemics. We market each of our three current principal products under the OTC Review Program, described above under “Government Regulation.”

Our strategy for Osteon is to create, through telemarketing, advertising and mailings a customer base of senior women and men suffering from osteoarthritis. We expect re-order sales of Osteon to carry higher gross profit margins than initial order sales of Osteon because re-order sales should not require the same direct media advertising expenditures as do the initial order sales. To achieve future growth, we plan to offer additional products, to be determined, that fit the demographic of this customer base.

In addition to AR-Extreme and Termin8, our strategy of achieving market penetration through wholesale distribution to chain pharmacies and grocery stores now includes Osteon. In addition, we will continue to pursue the strategy of achieving market penetration through sales to chiropractors, podiatrists, dermatologists, wellness and fitness centers. We are in the very early stages of this launch. We have committed a portion of the net proceeds from the sale of the notes to support the retail rollout of our three existing products through ESM channels.

Product Candidates

In addition to our A-R Extreme, Osteon and Termin8 products, we have identified six additional OTC product candidates that we anticipate will utilize the VALE transdermal or PENtoCORE topical technology. The products are being developed by BioChemics on our behalf. Each of these product candidates is in various stages of development and is not yet available for sale. These product candidates are as follows:

•	An analgesic utilizing ibuprofen;

•	Toenail fungus treatment;

•	Acne treatment;

•	First aid treatments;

•	Hand and body lotions; and

•	Psoriasis treatment.

Each of our product candidates is subject to FDA regulations. With regard to these product candidates, for example where the active ingredient (e.g., ibuprofen), dosage form (e.g., VALE transdermal technology), strength, route of administration, directions for use or indication (e.g., toenail fungus) of the product candidate is not covered by the OTC Review Program or where the inactive ingredients used in the product candidate are not recognized as safe and suitable for their intended OTC use, we cannot market the product candidate without obtaining pre-market approval in the form of an approved new drug application, or NDA, or an abbreviated new drug application, or ANDA. Conversely, where we believe the active ingredient, dosage form, strength, route of administration, directions for use, and indication of the product candidate are covered by the OTC Review Program and the inactive ingredients used in the product candidate are safe and suitable for their intended OTC use, the product candidate could be marketed without obtaining NDA or ANDA clearance, provided it conforms to the applicable OTC Monograph and is not otherwise adulterated or misbranded.

Biochemics has, at our request, finalized a formulation of our acne treatment utilizing our PENtoCORE topical technology. We believe that the formulation complies with the OTC Review Program for topically applied treatments and, accordingly, we believe that we will not need to obtain pre-market approval from the FDA. We intend to market the acne treatment under the label RepiDerm(R). The product would contain 10% benzoyl peroxide, or BPO, as an active ingredient.

We expect to complete package design for our acne product candidate by the end of December 2005. The launch date for the acne product candidate is dependent, in part, on completion of package design, FDA stability testing and product registration. See “Business - Government Regulation” above for a more detailed discussion. Our target launch date for the acne product candidate is 120-150 days after finalizing package design. Our original target launch date has been delayed due, primarily, to delays in completing package design. We plan to package and market this product under several labels. One label will be targeted to the teenage and young adult markets and another label will target older adults. This product is formulated to treat acne based upon regular usage and we expect to realize a re-order stream with our future customers. We may market this product as direct to consumer, retail, or both.

Distribution

In early 2004, we suspended the marketing and sale of our products until we were reasonably sure that our product marketing was consistent with the FDA's requirements and policies. In May 2004, together with outside FDA counsel, we revised our product labels and in September 2004 began shipping our products on a limited basis. Although these products are now on the market, we have not made significant shipments to date.

We intend to begin distribution of our current products to major retail and drug store chains, select independent pharmacies and other channels, including multilevel marketing, direct marketing, and internet-based marketing during the first months six of 2006.

On July 20, 2005, we entered into an exclusive brokerage agreement with Ferolie Corporation d/b/a Eastern Sales & Marketing (ESM), of Montvale, New Jersey to sell all of Vaso Active's products across all classes of retail trade in the Continental United States. ESM is a full-service sales, marketing and merchandising agency that provides comprehensive services for consumer packaged goods manufacturers in various product categories, including food, drug, specialty and private label. In addition, under the agreement, ESM will be Vaso Active's non-exclusive agent to identify prospective licensees of its trademarks and trade names. As consideration for providing such brokerage services, the Company shall pay ESM a commission equal to 5% of the total “Net Invoiced Sales” of the Company’s products in all markets of the United States. As defined in the agreement, “Net Invoiced Sales” refers to gross shipments, less any “off-invoice allowances” and “standard returns,” as those terms are used within the brokerage industry. The agreement is effective August 1, 2005 for an initial period of one year. Excluded from the agreement are sales to WalMart, direct response sales, medical and other professional sales, and internet sales.

In September 2005 we began a package re-design project for our three existing products. We have maintained the existing product names and general design concepts. The re-design was undertaken in connection with our planned retail rollout in order to achieve a consistent branding image across the product line. That project was completed in November 2005. In November 2005 we ordered production of the three existing products with the new package design. There are no changes to the formulations of these products. We expect to begin shipping our newly-packaged products early in the second quarter of 2006.

We expect to gain retail distribution outlets and receive initial orders from those outlets over the next several months. We expect to begin to ship those orders, if received, in March 2006 so that retailers will be able to sell our current product line beginning in April and May 2006.

Early in 2005 we launched a nationwide direct-to-consumer marketing campaign for Osteon that consisted of two versions of sixty second television commercials. Due to lack of working capital we suspended purchasing television commercials. However, in August we entered into a pay-per-unit of sale arrangement to purchase television commercials. We used a portion of the proceeds raised from our August 2005 private financing to purchase television commercials to be broadcast in New England to augment the Osteon pay-per-unit of sale program and to build general consumer awareness of the Company and its existing product line.

Competition

We are engaged in a rapidly evolving field. We anticipate that once our product distribution and commercial marketing efforts take full effect, we expect to compete primarily with established pharmaceutical companies such as Pfizer, Bristol-Myers Squibb Schering-Plough, and Alza, and emerging biotechnology companies like Cygnus and Elan, as well as research and academic institutions, among others. Competition is intense and expected to increase.

The large and rapidly growing market for transdermal and topical drug delivery systems is likely to attract new entrants. Numerous biotechnology and biopharmaceutical companies are focused on developing new drug delivery systems and most, if not all, of these companies have greater financial and other resources and development capabilities than we do. Our competitors also have greater collective experience in undertaking pre-clinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing OTC and prescription pharmaceutical products. Accordingly, certain of these competitors may succeed in obtaining approval for products more rapidly than us. In addition to competing through the development efforts of BioChemics on our behalf with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities. There can be no assurance that our products or product candidates will be more effective or achieve greater market acceptance than competitive products, or that these companies will not succeed in developing products and technologies that are more effective than those being developed for us or that would render our products and technologies less competitive or obsolete.

This may allow our competitors to imitate or reverse engineer our current products and use their greater manufacturing and marketing resources to rapidly promulgate competing versions. We believe that competing topical and transdermal delivery technologies using patches, liposomes, and equipment-assisted deliveries such as iontophoresis and sonophoresis have some utility with a small group of select drugs. Our success will depend on our ability to leverage the PENtoCORE and VALE technologies to achieve market share at the expense of our existing and future competitors who we believe cannot offer products utilizing a delivery system of comparable performance characteristics.

In addition to competing with newly developed drug delivery systems, we will compete with existing products which address the same medical conditions as our products and product candidates.

For instance, our Termin8 athlete's foot product would compete with Tinactin(R) and Lotrimin(R), while our pain relief products and product candidates would compete with Advil(R) and Tylenol(R). These and other brands are already offering different delivery systems. For instance, Pfizer's Ben Gay(R) is now offered in a patch as well as a cream. These products are manufactured, distributed and marketed by companies with vastly greater resources than our own. There is no guarantee we will be able to achieve widespread market acceptance for our products, or that our marketing efforts will be successful in distinguishing our products from those of established market participants.

Transactions with BioChemics

In February 2003, BioChemics granted us an exclusive, irrevocable, worldwide license to use and practice the VALE patents and PENtoCORE technology in order to commercialize, market and sell OTC pharmaceutical products. The license agreement with Biochemics is limited to OTC products each costing less than $1,000,000 to develop.

We expect that our OTC topical analgesic utilizing ibuprofen product candidate will cost more than $1,000,000 to develop. We have requested that BioChemics agree to amend the scope of our license agreement to include the ibuprofen product. We are actively conducting negotiations with BioChemics regarding our request; however, we do not know whether BioChemics will agree to modify our license agreement to include ibuprofen products on terms acceptable to us.

In addition to our license agreement, we also have an agreement with BioChemics whereby BioChemics provides to us, at our request, administrative support including secretarial support, accounting and tax services, data processing services, utilities, designated warehouse, office and storage space, office supplies, telephone and computer services and equipment and such other office and corporate support services we may reasonably require from time to time. Our administrative services agreement with BioChemics is set to expire in September 2008 with automatic 12-month renewal terms provided the agreement is not terminated in accordance with its terms and conditions.

We also have an agreement with BioChemics whereby BioChemics manufactures and develops our current products and product candidates. We do not currently, nor do we intend to, engage in the manufacturing of, nor conduct any research and development with respect to, any of our products or product candidates. Our manufacturing and development agreement with BioChemics is set to expire in August 2008 with automatic 12-month renewal terms provided the agreement is not terminated in accordance with its terms and conditions. We do not currently, nor do we intend to, engage in the manufacturing of any of our products or product candidates. BioChemics uses an unrelated, single contract manufacturer to manufacture all our products, which manufacturer is responsible for procuring necessary product components and for manufacturing the final products to our specifications. Through our relationship with BioChemics, we are attempting to secure other contract manufacturing facilities which have present capabilities to manufacture our products in accordance with our specifications and the FDA's cGMP requirements.

Under both agreements, BioChemics charges us fees at a rate of cost plus 10%. We believe that the fees charged to us by BioChemics are on terms as favorable as those available from non-affiliated parties. During the nine-month periods ended September 30, 2005 and 2004, BioChemics charged us approximately $34,000 and $36,000, respectively, for administrative support services. During the nine-month period ended September 30, 2005 and 2004, BioChemics charged us approximately $232,000 and $200,000, respectively, for manufacturing and development. The majority of those costs related to the formulation of an analgesic utilizing the active ingredient ibuprofen.

Employees

At November 30, 2005, we employed nine full-time employees, including our Vice President and Chief Scientific Officer, who devotes substantially all of his time to us. Our former Chief Executive Officer devotes approximately 70% of his time to us and 30% of his time to BioChemics. One other individual splits her time equally between our company and BioChemics. In addition, we employed one administrative person on a part-time basis. We do not have a collective bargaining agreement with our employees nor are any of our employees members of any labor union.

Legal Proceedings

Private Litigation

In 2004, the Company and certain of its officers and directors (the “Defendants”) were sued in several securities class action lawsuits filed in the United States District Court for the District of Massachusetts. The complaint, which sought equitable and monetary relief, an unspecified amount of damages, with interest, attorneys’ fees and costs, allegedly was filed on behalf of purchasers of Vaso Active Class A Common Stock during the period December 9, 2003 to March 31, 2004.

The Company was also named as a nominal defendant in three shareholder derivative actions (the “Derivative Actions”). The actions were filed against certain of its officers and directors and against BioChemics, Inc. The Complaints alleged, among other things, that the alleged conduct challenged in the securities class action case pending against the Company in Massachusetts (described above) constituted, among other things, a breach of the Defendants’ fiduciary duties to Vaso Active. The Complaints sought equitable and monetary relief, an unspecified amount of damages, and attorneys and other fees, costs and expenses, ostensibly on behalf of Vaso Active.

In September 2005, Vaso Active and certain of its named officers and directors entered into agreements to settle the class action and the Derivative Actions. The parties to the agreements obtained the court’s final approval of the settlements on December 14, 2005. The court also dismissed the actions. Although the actions were dismissed, it is possible that there could be appeals from the court’s orders. Under the terms of the Class Action Agreement, Vaso Active, disclaiming any liability, has caused to be paid into escrow for the benefit of the putative class $1,100,000 in cash and, at a future date, after certain conditions of the settlement agreement have been met, will issue $750,000 face amount of 2-year 5% subordinated callable notes convertible at $1.75 per share (with full dilution protection). Vaso Active’s insurance carrier agreed to pay and has paid the $1,100,000 cash payment in exchange for a release of its liability under its insurance policy with Vaso Active. Under the terms of the Derivative Action Agreement, Vaso Active, disclaiming any liability, agreed to pay to plaintiffs’ counsel a total of $25,000 in cash and $110,000 face amount of 2-year 5% subordinated callable notes convertible at $1.75 per share within thirty business days of final court approval of the Derivative Action Agreement. In addition, the terms of the Derivative Action Agreement require Vaso Active to institute or maintain certain corporate governance measures. In consideration of these settlements, the parties agreed to fully and finally release and discharge all claims against each other.

Although the parties have agreed on settlements, there is no guarantee that these will be the only lawsuits brought against the Company with respect to these matters and if any additional litigation is commenced against us, there can be no guarantee that these matters, ultimately will be resolved in our favor. An unfavorable outcome of these matters would have a material adverse impact on our business, results of operations, financial position or liquidity.

For the nine-month periods ended September 30, 2005 and 2004, the Company recorded approximately $1,293,000 and $1,022,000, respectively, in expenses to defend itself and settle in the SEC and private litigation matters discussed above, including legal, accounting and other consulting fees and the $885,000 charge in connection with the Company’s settlement with the consolidated securities class action lawsuit.

FDA Matters

We are not aware whether the FDA is contemplating any action against us. We believe that the active ingredients, dosage form and strengths of A-R Extreme, Osteon and Termin8 are covered by the FDA's OTC Review Program and therefore we believe these products are currently eligible for marketing under the same program. In early 2004, we intended to distribute these products under revised labeling once we were reasonably sure that the marketing of these products was consistent with the FDA's requirements and policies. We submitted new labels for our previously marketed products to the FDA in May 2004 and requested comments by the FDA on these labels. There is no regulatory requirement that the FDA review or comment on such materials and so far, the FDA has not provided any comment relating to the new labels. Although we were not provided any comment from the FDA, we are now reasonably sure that these new labels are consistent with all FDA regulations and policies and as a result, we resumed marketing and shipment of our products in September 2004.

General

Other than described above, we are not a party to any pending legal proceedings or are aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse affect on our business, results of operations or financial condition.

Properties

Currently, we share our principal corporate office space with BioChemics in Danvers, Massachusetts. Our principal corporate offices accommodate our operational, selling, marketing and administrative needs. The lease for this approximately 2,500 square feet of office space is held by BioChemics and has recently been renewed and extended through March 2006. We do not have a lease agreement with BioChemics. Although we do not have a formal lease agreement with BioChemics, we pay approximately $3,700 per month in rent to BioChemics for our office and warehouse space. We do not own or lease any other real property. During 2003, 2004 and the nine month period ended September 30, 2005, we recorded approximately $20,000, $44,000 and $33,000, respectively, in rent expense for this facility. We anticipate that this arrangement will continue at least through 2006. We believe that our existing facilities are adequate to support our existing operations and that, if needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers are as follows:

Directors

ROBERT E. ANDERSON - Mr. Anderson, age 49, has served as a member of the Company’s Board of Directors since June 2003 and has been the Chairman of the Board since September 17, 2004. From January 1998 to the present, Mr. Anderson has been a self-employed consultant and investor. Mr. Anderson has also served as a director of BioChemics since 2003.

STEPHEN G. CARTER, Ph.D. - Dr. Carter, age 53, has served as the Company’s Chief Scientific Officer since June 2003. He has served as a member of its Board of Directors since June 2003. From September 1999 to the present, Dr. Carter has also served as Chief Scientific Officer of BioChemics.

RONALD GUERRIERO - Mr. Guerriero, age 61, was appointed to the Company’s Board of Directors on September 17, 2004. From March 2004 to the present he has served as Executive Director of the Research Accelerator Program for Partners HealthCare System, a non-profit consortium of major hospitals in the Boston area. From 1998 to 2004, he served as President of Bridge Management Group, a company that specializes in management of medium sized technology companies, where he served as Chief Executive Officer for four companies. He also serves as an adjunct faculty member at the Carroll School of Management at Boston College.

D'ANNE HURD - Ms. Hurd, age 55, was appointed to the Company’s Board of Directors on September 17, 2004. From July 2005 to the present and from January 2004 to January 2005, Ms. Hurd has served as an independent business/legal consultant to several companies. From January

2005 to March 2005, she served as a financial consultant and from March 2005 to June 2005 as Senior Vice President, Chief Financial Officer and Treasurer of NMS Communications, Inc., a publicly traded provider of technologies for mobile applications and infrastructure. From March 2001 to January 2004, Ms. Hurd was Chief Financial Officer and General Counsel of StarBak Communications Inc., a company specializing in video communications technology, and its predecessor company, Vividon, Inc. From July 1999 to March 2001, Ms. Hurd was Chief Financial Officer and General Counsel of NaviPath, Inc., a former CMGI operating company providing internet access to internet service providers. From 1993 to the present, she has served as a director and chairman of the audit committee for Data Translation, Inc., a company specializing in the design of analog to digital technology.

BRUCE A. SHEAR - Mr. Shear, age 50, has served as a member of the Company’s Board of Directors since June 2003. Since 1980, Mr. Shear has served as the President and Chief Executive Officer of PHC, Inc., a publicly traded behavioral health company, which he co-founded in 1979. Mr. Shear has served on the Board of Governors of the Federation of American Health Systems for over 15 years.

BRIAN J. STRASNICK, Ph.D. - Dr. Strasnick, age 52, has served as a member of the Company’s Board of Directors since June 2003. Dr. Strasnick is the founder, Chairman, President and Chief Executive Officer of Willow Laboratories, which is engaged in the business of drug testing, serving in those positions since September 1995. Dr. Strasnick has provided behavioral healthcare and pharmacological services as a practitioner for over 18 years. Dr. Strasnick has also served on the Board for the Drug and Alcohol Testing Industry Association, or DATIA.

Executive Officers (who are not also directors) and Significant Employee (who is not an officer)

JOSEPH FRATTAROLI - Mr. Frattaroli, age 43, has served as Acting Chief Executive Officer of the Company since August 2004, as President of the Company since February 2005, and as Chief Financial Officer of the Company since June 2003. He served as Acting President of the Company from August 2004 until February 2005. From January 2002 through April 2003, Mr. Frattaroli served as an accounting and financial consultant to BioChemics. From April 2000 through December 2001, Mr. Frattaroli was Chief Financial Officer of Getov Machine Incorporated, a maker of precision machine parts for the telecommunications industry. From January 1998 through April 2000, Mr. Frattaroli served as managing principal for the EPI Consulting Group, a consulting firm that provided per diem chief financial officer services.

JOHN MASIZ - Mr. Masiz, age 46, has served as the Chairman and Chief Executive Officer of BioChemics since 1989. From the inception of the Company in January 2004 until August 2004, he served as the Chairman, Chief Executive Officer and President of the Company. Since August 2004, Mr. Masiz has devoted approximately 70% of his time as an employee of the Company providing strategic consulting services regarding matters including sales, marketing and business development. Mr. Masiz may be deemed to be a “Significant Employee” of the Company within the meaning of the federal securities laws; he is not an executive officer of the Company.

On September 13, 2004, the United States District Court for the District of Columbia entered final judgments against the Company and Mr. Masiz pursuant to their settlements of a civil injunctive action commenced by the SEC. Under the terms of the settlement, without Mr. Masiz admitting or denying the allegations of the civil complaint, the Company and Mr. Masiz were enjoined from violating the antifraud and reporting provisions of the federal securities laws. He is also prohibited from serving as an officer or director of any public company, including the Company, for a period of five years. Effective as of August 17, 2004, Mr. Masiz resigned as an executive officer and a director of the Company, and the Company and Mr. Masiz terminated his then-existing employment agreement. He is, however, permitted to, and does, serve as an active employee of and/or consultant to the Company.

Compensation of Executive Officers

The following table sets forth the aggregate cash compensation paid for services rendered during the last three years by each person serving as the Company’s Chief Executive Officer and each of its most highly compensated executive officers serving as such at the end of the year ended December 31, 2004, whose compensation was in excess of $100,000. Each person below is referred to as a "Named Executive Officer."

Summary Compensation Table

		Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation	Shares Underlying Options(#)

Joseph Frattaroli	2004	$75,000	(1)	$35,000	$0	0
President, Acting Chief	2003	$6,000	(1)	$0	$0	90,000
Executive Officer and Chief Financial Officer	2002	--	(4)	$--	$--	--

John J. Masiz (2)	2004	$175,000		$0	$4,558	0
Former Chief Executive	2003	$94,792		$0	$0	40,000
Officer	2002	$--	(4)	$--	$--	--

Dr. Stephen G. Carter(3)	2004	$140,000		$0	$0	0
Chief Scientific	2003	$75,833		$0	$0	225,000
Officer	2002	$--	(4)	$--	$--	--

__________________

(1)  Mr. Frattaroli began his employment with the Company in June 2003 as Chief Financial Officer. For 2003, Mr. Frattaroli received a payment of $6,000 upon completion of the Company’s initial public offering. In August 2004, Mr. Frattaroli was appointed Acting President and Acting Chief Executive Officer of the Company while continuing to serve as Chief Financial Officer. In February 2005, Mr. Frattaroli was appointed President while continuing to serve as Chief Financial Officer and Acting Chief Executive Officer.

(2)  Mr. Masiz began his employment with the Company in June 2003 as President, Chief Executive Officer and Chairman of the Board of Directors. During 2003 Mr. Masiz's salary was $94,792, which was paid upon completion of our initial public offering of Class A Common Stock. On August 17, 2004, Mr. Masiz resigned as President, Chief Executive Officer and Chairman of the Board of Directors in accordance with the terms of his settlement with the SEC. Mr. Masiz continues to be employed as a strategic consultant to the Company. For 2004, Mr. Masiz's annual salary was $175,000. Other annual compensation for 2004 in the amount of $4,558 consisted of a taxable automobile allowance. See "Employment Agreements and Arrangements” below for additional information.

(3) Dr. Carter began his employment with the Company in June 2003 as Chief Scientific Officer. For 2003, Dr. Carter’s received a payment of $75,833 and was paid upon completion of the Company’s initial public offering. See "Employment Agreements and Arrangements" below for additional information.

(4) The Company commenced operations in January 2003. Accordingly, there was no compensation paid during 2002.

Employment Agreements and Arrangements

John Masiz. The Company entered into an employment agreement with Mr. Masiz, effective as of August 12, 2004, under which agreement he serves on a part-time basis as a strategic consultant to the Company regarding sales, marketing, business development and strategic planning through June 30, 2008. The agreement will be automatically renewed for successive two year terms thereafter unless terminated earlier by either party in accordance with the terms and conditions of the employment agreement. The agreement provides for an annual base salary of $175,000 per year, which may be increased from time to time. He is also eligible to receive additional compensation in the form of performance bonuses as well as discretionary bonuses.

If the Board terminates Mr. Masiz without cause or if he terminates his employment for good reason (other than within 12 months of a change in control), he will be paid his then-current base salary through the end of the employment period plus a pro-rata portion of any incentive compensation award that would have been payable to him had he remained employed at the end of that fiscal year. If Mr. Masiz terminates his employment for good reason within 12 months of a change in control, the Company will pay him a lump sum equal to two times his then-current annual base salary plus a pro-rata portion of any performance bonus that would have been payable to him had he remained employed at the end of the fiscal year. Mr. Masiz’s obtaining new employment will not result in the reduction or cancellation of any payments or benefits owed to him by the Company.

A “change of control” with respect to the Company occurs if: (i) an individual or entity (other than a BioChemics affiliate) acquires control of 30% or more of the voting power of the outstanding capital stock of the Company; (ii) BioChemics no longer has the right to designate at least 50% of the members of the Board; (iii) a majority of the Board members as of the date of the employment agreement change under certain circumstances; (iv) the Company sells all or substantially all of its assets; or (v) the Company is the non-surviving party in a merger.

The Company entered into this agreement with Mr. Masiz in anticipation of the final judgment by the United States District Court for the District of Columbia against the Company and Mr. Masiz, the Company's former President and Chief Executive Officer, which occurred on September 13, 2004, in connection with their settlements with the SEC filed with the court. The final judgment enjoined him from violating the antifraud and reporting provisions, and prevents him from serving as an officer or director of any public company, including the Company, for a period of five years. Effective as of August 17, 2004, Mr. Masiz resigned as an executive officer and a director of the Company. He is, however, permitted to remain an active employee and/or consultant of the Company. Mr. Masiz and the Company terminated his previous employment agreement with the Company prior to entering into the employment agreement described above.

Stephen Carter. The Company entered into an employment agreement with Dr. Carter, effective as of June 16, 2003, which provides for his employment as Chief Scientific Officer through June 30, 2008. The agreement is automatically renewed for successive two year terms thereafter unless terminated earlier by either party in accordance with the terms and conditions of the employment agreement. The agreement provides for an annual base salary of $140,000 per year, which may be increased from time to time by the Board. He is also eligible to receive additional compensation in the form of performance bonuses as well as discretionary bonuses.

If the Board terminates Dr. Carter without cause or if he terminates his employment for good reason (other than within 12 months of a change in control, as described above), he will be paid his then-current base salary through the end of the employment period plus a pro-rata portion of any incentive compensation award that would have been payable to him had he remained employed at the end of that fiscal year. If Dr. Carter terminates his employment for good reason within 12 months of a change in control, the Company will pay him a lump sum equal to two times his then-current annual base salary plus a pro-rata portion of any performance bonus that would have been payable to him had he remained employed at the end of the fiscal year. The Company will not be required to continue to make or provide any post-termination payments or benefits to Dr. Carter if he obtains new employment.

Joseph Frattaroli. In February, 2005, the Board of Directors approved the appointment of Mr. Frattaroli as the Company's President and Acting Chief Executive Officer and Chief Financial Officer, at an annual base salary of $115,000, plus a guaranteed 2005 bonus of $60,000, paid on a weekly basis, commencing March 1, 2005.

2003 Incentive Stock Plan

The Plan was adopted in May 2003. The Plan has been established for present and future executives, and other key employees, directors and consultants of the Company, as may be selected by the Committee. The Plan is intended to advance the best interests of the Company and its stockholders by providing those persons who have a substantial responsibility for its management and growth with additional incentives by allowing them to acquire an ownership interest in the Company and thereby encouraging them to contribute to the success of the Company and to remain in its employ.

The Plan provides for the grant of any one or a combination of restricted stock grants, incentive stock options, nonqualified stock options and stock appreciation rights to purchase up to an aggregate of 1,350,000 shares of Class A Common Stock. No incentive shall be granted under the 2003 Stock Incentive Plan after July 2013, but the terms and exercise of incentives granted before the date may extend beyond this date.

As of October 10, 2005, none of the options granted under the Plan had been exercised. As of that date, options to purchase 1,080,000 shares of Class A Common Stock were outstanding under the Plan, and 270,000 additional shares of Class A Common Stock remained available for grants or awards under the Plan.

Stock Options

Option/Stock Appreciation Right Grants in 2004

No stock option or stock appreciation grants were made to Named Executive Officers of the Company in 2004 or with respect to 2004 performance in 2005.

Aggregate Stock Option Exercises in 2004 and Year-End Stock Option Values

No stock options were exercised by Named Executive Officers of the Company in 2004.

Compensation of Directors

Generally

Each director receives cash remuneration in the amount of $15,000 per year, paid in quarterly installments of $3,750 at the beginning of each quarter. In addition, each Board member receives cash remuneration in the amount of $1,500 for each meeting attended in person and $750 for each telephonic meeting attended. Any Board member who also serves on a committee of the Board receives additional cash remuneration in the amount of $2,500 annually, paid in quarterly installments at the beginning of each quarter. Each Board member is reimbursed for all reasonable expenses related to attendance at Board or committee meetings.

2003 Non-Employee Director Compensation Plan

The 2003 Non-Employee Director Compensation Plan (the “Director Plan”) was adopted in August 2003. Non-employee directors are eligible to participate in the Director Plan. The purpose of the Director Plan is to assist the Company in attracting and retaining highly qualified individuals to serve as directors of the Company by providing them with a performance incentive as a result of stock ownership in the Company.

The Director Plan provides for the grant of nonqualified stock options, restricted stock grants, and stock appreciation rights to purchase up to an aggregate of 900,000 shares of Class A Common Stock. No grants or awards may be made under the Director Plan after August 22, 2013, but the term and exercise of awards or grants made prior to that date may extend beyond that date.

Under the Director Plan, except as otherwise determined by the Board as set forth in resolutions duly adopted by the Board from time to time, each person who becomes a Non-Employee Director for the first time after June 1, 2003 shall be granted options to purchase 60,000 shares of Class A Common Stock at an exercise price equal to the fair market value on the date of grant. At the consummation of the initial public offering, Dr. Adams, Mr. Anderson, Dr. Fromm, Mr. Shear and Dr. Strasnick each received an option to purchase 60,000 shares of Class A Common Stock at $1.67 per share. In December 2004, each non-employee director received an option to purchase 30,000 shares of Class A Common Stock at $0.50 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of December 7, 2005, by (i) each director of the Company; (ii) each executive officer of the Company; (iii) all executive officers and directors of the Company as a group; and (iv) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock or Class B Common Stock. In compiling the table, the Company has relied upon information supplied by such persons and upon information contained in SEC filings. On December 7, 2005, 5,828,604 shares of Class A Common Stock were outstanding, and 4,500,000 shares of Class B Common Stock were outstanding.

Under applicable rules of the Securities Exchange Act of 1934 (the “Exchange Act”), a person is deemed to beneficially own shares of Common Stock if that person directly or indirectly has or shares voting power or investment power with respect to those shares. Except as indicated in the footnotes to the table, the individuals and entities named in the table have sole voting and investment power with respect to all shares of Common Stock that they respectively own beneficially.

Under applicable Exchange Act rules, a person is also deemed to beneficially own shares which the person has the right to acquire within sixty (60) days. For example, on January 1, 2006, if an individual owns options to acquire 1,000 shares of Class A Common Stock and those options are exercisable or would be exercisable on or before March 2, 2006, that individual will also be deemed to own those 1,000 shares of Class A Common Stock as of January 1, 2006.

Because each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock, under Exchange Act rules holders, of Class B Common Stock are deemed to own beneficially an equal number of shares of Class A Common Stock. All outstanding shares of Class B Common Stock are held by BioChemics.

Unless otherwise noted, the address for each person is: Vaso Active Pharmaceuticals, Inc., 99 Rosewood Drive, Suite 260, Danvers, Massachusetts 01923.

	Class A Common Stock			Class B Common Stock
Name of Beneficial Owner	Number of Shares		Percent of Class	Number of Shares	Percent of Class

Robert E. Anderson	101,000	(1)	1.7%	0	*

BioChemics, Inc.	4,500,000	(2)	43.6%	4,500,000	100%

Stephen G. Carter, Ph.D.	225,000	(3)	3.7%	0	*

Joseph Frattaroli	110,000	(4)	1.8%	0	*

Ronald Guerriero	25,000	(5)	*	0	*

(6)

D’Anne Hurd	20,000	(7)	*	0

John Masiz	4,800,000	(8)	44.8%	4,500,000	(9)	100%

(13)						*

Bruce A. Shear	65,000	(11)	1.1%	0		*

Brian Strasnick, Ph.D.	129,233	(12)	2.1%	0		*

Directors and executive officers as a Group (7 persons)	675,233	(13)	11%	0		*
_____________
* Represents less than 1%.

(1)	Consists of 36,000 shares of Class A Common Stock and 65,000 shares of Class A Common Stock issuable upon exercise of director options.

(2)
BioChemics, 99 Rosewood Drive, Danvers, MA 01923, has sole voting and investment power with respect to the 4,500,000 shares of Class B Common Stock of which it is holder of record. All of the 4,500,000 shares of Class B Common Stock held of record and beneficially owned by BioChemics are also deemed beneficially owned by Mr. Masiz.

(3)	Consists of 225,000 shares of Class A Common Stock issuable upon exercise of employee options.

(4)	Consists of 110,000 shares of Class A Common Stock issuable upon exercise of employee options.

(5)	Consists of 5,000 shares of Class A Common Stock and 20,000 shares of Class A Common Stock issuable upon exercise of director options.

(6)	[reserved]

(7)	Consists of 20,000 shares of Class A Common Stock issuable upon exercise of director options.

(8)
Consists of 300,000 shares of Class A Common Stock issuable upon exercise of employee options and 4,500,000 shares of Class B Common Stock owned by BioChemics deemed to be beneficially owned by Mr. Masiz.

(9)
Consists of 4,500,000 shares of Class B Common Stock deemed to be beneficially owned by Mr. Masiz as a result of his being the controlling stockholder of BioChemics. Mr. Masiz’s ownership of approximately 83% of the outstanding capital stock of BioChemics permits him to control the election of all of Biochemics’ directors. Mr. Masiz disclaims beneficial ownership of all shares listed as beneficially owned by BioChemics except to the extent of his pecuniary interest therein. The 4,500,000 shares of Class B Common Stock deemed beneficially owned by Mr. Masiz are also deemed beneficially owned by BioChemics.

(10)	[reserved]

(11)	Consists of 65,000 shares of Class A Common Stock issuable upon exercise of director options.

(12)	Consists of 64,233 shares of Class A Common Stock and 65,000 shares of Class A Common Stock issuable upon exercise of director options.

(13)	See Notes 1-13, above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policy Regarding Related Party Transactions

Any transactions between the Company and its officers, directors, principal stockholders or affiliates are required to be on terms no less favorable to us than could reasonably be obtained in arm’s-length transactions with independent third parties, and any such transaction must also be approved by a majority of our outside independent directors disinterested in the transaction. In addition, under our Code of Ethics, all related-party transactions must be reviewed and approved by the Audit Committee of our Board of Directors.

Relationship with BioChemics Generally

BioChemics owns all issued and outstanding shares of the Company’s Class B Common Stock. Because the Class B Common Stock has three (3) votes per share, BioChemics controls approximately 70% of the total votes entitled to be cast at the Meeting. Our former Chairman, Chief Executive Officer and President, John Masiz, who is presently an employee of the Company, is also the Chairman, Chief Executive Officer, President and controlling stockholder of BioChemics. Mr. Masiz owns approximately 83% of the outstanding capital stock of BioChemics.

In addition, Robert Anderson, the Company’s Chairman of the Board, serves as a director of BioChemics, and Stephen Carter, a Company director and its Chief Scientific Officer, serves as the Chief Scientific Officer of BioChemics. In 2004, the Company made, and expects to make in 2005, payments in excess of five percent of the Company’s 2004 gross revenues to BioChemics.

Private Placement of Securities

In a private placement in April 2003, the Company issued subordinated 10% convertible pay-in-kind promissory notes in the aggregate principal amount of $500,000 to accredited investors, including a Company director, Dr. Strasnick, who purchased notes in the principal amount of $50,000. Upon the consummation of the Company’s initial public offering in December 2003, all of the notes were converted into shares of Class A Common Stock at a conversion price of $0.83 per share, which resulted in the issuance of approximately 600,000 shares of Class A Common Stock by the Company to the holders of these notes. Dr. Strasnick received 64,233 shares of Class A Common Stock upon the conversion of the notes he held.

License Agreement with BioChemics

The Company has entered into a license agreement with BioChemics, dated as of February 1, 2003, under which the Company has a worldwide, exclusive right to use and practice certain patents owned by BioChemics relating to transdermal drug delivery technology. Under this agreement, the Company has the right to sell, market and commercialize all products (“OTC Products”) that (i) utilize and incorporate the BioChemics' patents and know-how; (ii) are classified by the Food and Drug Administration as over-the-counter products, and (iii) require less than $1.0 million of clinical development. Specifically excluded from the license are certain diabetic products developed by BioChemics, products used by dermatologists to treat cosmetic conditions, and products used or marketed to the animal health care industry.

In exchange for the granting of the license, the Company issued 4,500,000 shares of our Class B Common Stock to BioChemics as a license fee with a deemed value equal to the par value of such shares or $150. This is a one-time license fee. No royalties are payable to BioChemics under the license agreement.

With respect to the licensed patents, this agreement will terminate on the expiration date of the last of the licensed patents to expire. With respect to licensed non-patented technology, this agreement will have an initial term of ten (10) years, and will be automatically renewed for successive terms of two (2) years. The Company may terminate the license agreement upon providing ninety (90) days’ prior written notice of termination to BioChemics.

Any improvements to the licensed patents remain the property of BioChemics, but to the extent that any such improvements relate to products and product candidates, the improvements are licensed to the Company on the same terms as the initial license under the license agreement. BioChemics must maintain existing patent filings as well as register the patents in other jurisdictions as required. If BioChemics does not do so on a timely basis, the Company may make the required filings at BioChemics' expense.

Pursuant to an amendment to the license agreement, dated as of July 2, 2003, the trademarks “Osteon” and “PENtoCORE” were licensed to the Company by BioChemics, subject to quality control standards to be set by BioChemics. In addition, this amendment provides that all revenue related to the “deFEET” (now known as “Termin8”) mark owned by BioChemics, though not licensed to the Company, will be paid to the Company, and that the Company will bear all costs associated with the sale and marketing of the product bearing the mark.

Manufacturing Agreement

The Company entered into a manufacturing and development agreement, dated as of February 1, 2003, with BioChemics with respect to the manufacturing and development of the Company’s OTC products. Under this agreement, BioChemics researches, develops and manufactures, or contracts for the manufacture of, OTC products as the Company may request from time to time. For example, BioChemics has conducted research for the Company in the form of pre-clinical studies utilizing animals and the Company has paid BioChemics for this research.

For the described services, the Company pays BioChemics a fee equal to BioChemics’ costs plus 10%. As permitted by the agreement, BioChemics retains an unaffiliated company to manufacture the OTC products. The agreement has an initial term of five years and will be automatically renewed for one additional year so long as the agreement has not been terminated earlier in accordance with its terms.

The Company does not currently, nor does it intend in the future, to engage in the manufacture of, or conduct any research and development with respect to, any of the Company’s products. However, if BioChemics is unwilling or unable to meet its obligations under the agreement to the Company, the Company has the right to retain outside third parties to manufacture its products although the Company may not terminate the agreement with BioChemics for this breach.

During 2004 and during the nine month period ending September 30, 2005, research and development costs incurred under this agreement were approximately $266,500 and $272,772, respectively, and manufacturing costs incurred under this agreement were approximately $147,000 and $10,689, respectively. The Company did not incur any such costs during 2003.

Office Space and Administrative Support

The Company presently maintains its principal corporate offices on premises that it shares with BioChemics. The Company does not have a lease agreement with BioChemics. During 2003, 2004 and the nine month period ended September 30, 2005, the Company recorded approximately $20,000, $44,000 and $33,000, respectively, in rent expense for this facility.

BioChemics and the Company entered into an administrative services agreement, dated as of September 1, 2003. Under this agreement, BioChemics provides the Company with administrative support services, including accounting and tax services; utilities; office, warehouse and storage space; and computer services and equipment, as reasonably requested by the Company.

The Company pays BioChemics a fee equal to BioChemics’ cost plus 10%. The initial term of this agreement is five years and will be automatically renewed on each anniversary date for an additional period of twelve months unless sooner terminated in accordance.

During 2003, 2004 and the nine month period ended September 30, 2005, the Company paid BioChemics approximately $122,072, $135,600 and $34,400, respectively, for these services.

Registration Rights Agreement

The Company entered into a registration rights agreement with BioChemics in March 2003 under which the Company has granted to BioChemics, or its permitted transferees, as holders of shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by BioChemics, rights with respect to registration of these shares under the Securities Act of 1933 (the “Securities Act”). Subject to limitations set forth in the registration rights agreement, holders of the securities may require the Company, at its expense, to file one registration statement under the Securities Act with respect to the public resale of the securities. With the exception of this offering, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, BioChemics or its permitted transferees are entitled to notice of the registration and are entitled, subject to certain conditions and limitations, to include, at Company expense, their shares in the registration. In addition, BioChemics has agreed to subordinate its registration rights to those held by the investors in the Company’s August 2005 private financing. All registration expenses, as specified in the registration rights agreement, must be borne by the Company and all expenses relating to the sale of the securities registered must be borne by BioChemics or the other holder of the securities being registered.

Other Transactions with BioChemics

BioChemics made cash advances in 2003 in the amount of $518,200 to cover Company deficits. The Company subsequently repaid the advances.

Certain Relationships

Robert E. Anderson. The Chairman of the Board of the Company, Mr. Anderson, has been a director of BioChemics since 2003 and is the holder of three convertible promissory notes issued by BioChemics, dated August 19, 2000, September 18, 2000, and December 14, 2000 respectively. These notes are convertible into approximately 338,000 shares of BioChemics' common stock, which represents approximately 5.7% ownership of BioChemics. Mr. Anderson does not receive any compensation as a director or otherwise from BioChemics.

Joseph Frattaroli. Mr. Frattaroli, the Company’s Acting Chief Executive Officer, President and Chief Financial Officer, directly owns 195,000 shares of BioChemics common stock. In addition, Mr. Frattaroli indirectly owns 90,000 shares of BioChemics common stock held by a corporation which had provided accounting services to BioChemics during the period of January 2002 through April 2003. The shares of BioChemics common stock owned directly and indirectly by Mr. Frattaroli represent approximately 5% ownership of BioChemics.

Stephen Carter. Dr. Carter, a director and Chief Scientific Officer of the Company, holds stock options that are exercisable for 300,000 shares of BioChemics common stock, representing approximately 5.1% ownership of BioChemics. Dr. Carter is also employed by BioChemics and receives a salary of $80,000 per year.

SELLING STOCKHOLDERS

The selling stockholders may offer and sell under this prospectus up to a total of 8,622,727 shares of Class A Common Stock.

In August 2005, we completed a private placement of notes, warrants and additional investment rights, which we sold to the selling stockholders. The additional investment rights entitle the selling stockholders to purchase additional notes and warrants. (As noted above, we issued to the selling stockholders warrants to purchase a total of 100,000 shares of Class A Common Stock as consideration for the extension of the filing date of the registration statement of which this prospectus is a part.) The 8,622,727 shares of Class A Common Stock which the selling stockholders may sell under this prospectus consist of:

Number of Shares	Issued Upon

3,571,429	Conversion of the notes
1,298,701	Exercise of the warrants
100,000	Exercise of warrants issued in November 2005
2,678,571	Conversion of additional notes which may be purchased by the selling stockholders
974,266 8,622,727	Exercise of additional warrants which may be purchased by the selling stockholders

Our registration of the shares of Class A Common Stock does not necessarily mean that the selling stockholders will convert any of the notes or exercise any of the warrants, or that, if they should do so, that the selling stockholders will sell any of the shares which they receive.

The terms of the warrants and convertible notes provide that the number of shares which may be obtained by each of the holders of warrants and convertible notes, upon exercise of the warrants and conversion of the convertible notes, respectively, cannot exceed the number of shares that, when combined with all other shares of our Class A Common Stock owned by such holder, would result in any one of them owning more than 4.99% of our outstanding Common Stock at any given point in time. However, each holder of the convertible notes and warrants has the right, at any time, to waive the 4.999% limitation by written notice to us. If a holder waives the 4.999% limitation, it would become subject to an analogous limitation equal to 9.999% of the total number of outstanding shares of our Class A Common Stock. (For those purposes, applicable federal securities laws require that a holder is also deemed to own shares held by its affiliates and certain other persons.)

The following table sets forth the number of shares of Class A Common Stock beneficially owned by each selling stockholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of Class A Common Stock which they would receive upon conversion of notes or exercise of warrants. Because the selling stockholders may offer all or some portion of such shares, no estimate can be given as to the amount of the shares of common stock that will be held by the selling stockholders upon termination of any sales.

Selling Stockholder	No. of shares underlying outstanding notes or warrants	No. of shares underlying additional notes or additional warrants	Total Shares

Iroquois Master Fund Ltd.(1)	2,236,559	1,643,669	3,880,228
Omicron Master Trust(2)	994,026	730,519	1,724,545
RAQ, LLC(3)	248,506	182,630	431,136
Smithfield Fiduciary LLC(4)	1,491,039	1,095,779	2,586,818
TOTAL:			8,622,727
__________________________
(1)	Joshua Silverman has voting control and investment decision over securities held by Iroquois Capital, LP. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP.

(2)
Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(3)	Lindsay A. Rosenwald, M.D. is the managing member of RAQ, LLC. Dr. Rosenwald is also Chairman, Chief Executive Officer and sole stockholder of Paramount BioCapital, Inc., an NASD member broker dealer.

(4)
Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca diclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

None of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling stockholders purchased all of the notes, warrants, and additional investment rights in a private transaction. All of the notes, warrants and the underlying shares of common stock are “restricted securities” under the Securities Act.

We have confirmed that none of the selling securityholders are broker-dealers. The selling securityholder that is identified as an affiliate of a broker-dealer has confirmed that it purchased its note and warrants in the ordinary course of business and, at the time of the purchase of the securities, such selling securityholder had no agreements or understandings, directly or indirectly, with any person, to distribute the underlying shares of Class A common Stock.

Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore the number of shares of Class A Common Stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Similarly, the exercise price of the warrants, and therefore the number of shares of Class A Common Stock issuable upon exercise of the warrants, is also subject to adjustment under certain circumstances.

We had agreed to file a registration statement covering the underlying shares not later than October 15, 2005, to register the underlying shares under applicable federal securities law for resale by the selling stockholders. The selling stockholders subsequently agreed with us that we could file the resale registration statement after our Annual Meeting, which we held on December 6, 2005, but not later than December 15, 2005. We have filed the registration statement on Form SB-2 of which this prospectus is a part, on December 15, 2005, pursuant to the terms of our agreements with the selling stockholders. We are obligated to use our best efforts to cause the registration statement to be declared effective as promptly as possible, but in any event within 60 days following the date on which we filed it and to keep the registration statement continuously effective under the Securities Act until the fifth anniversary of the date on which the registration statement is first declared effective by the Commission, unless all the shares offered for sale under this prospectus have been sold publicly.

If the registration statement is not declared effective on or before February 13, 2006, we will be obligated to pay each selling stockholder, as partial liquated damages, cash in an amount equal to 2% of the purchase price paid by the selling stockholder to us in our August 2005 private placement of notes and warrants. We would be obligated to pay to each selling stockholder additional -cash in the same amount on each monthly anniversary of that day until the registration statement has been declared effective.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 40,000,000 shares of Class A Common Stock, par value $0.0001 per share, 10,000,000 shares of Class B Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our capital stock is a summary only. It does not purport to be complete and is subject to and qualified in its entirety by the provisions of our charter, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and by applicable law.

Common Stock

The holders of Class A Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of shares of Class B Common Stock are entitled to three votes per share on all matters to be voted on by stockholders, with holders of both such classes of common stock voting as a single class (except for class votes as required by law). The outstanding shares of the Class A Common Stock represent approximately 56% of the total number of outstanding shares of both classes of common stock and approximately 30% of the total combined voting power of the outstanding shares of both classes of common stock. As a result, the holders of Class B Common Stock will be able to elect all of our directors.

The voting power of the Class B Common Stock may discourage or preclude certain transactions, whether or not beneficial to holders of the Class A Common Stock, including transactions in which stockholders might receive a substantial premium for their shares of Class A Common Stock over the then current prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, the voting power of Class B Common Stock could discourage certain types of transactions that involve an actual or threatened acquisition or change of control of our Company. The holders of common stock do not have cumulative voting rights.

Holders of Class A Common Stock and holders of Class B Common Stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board out of legally available funds, subject to any preferential dividend rights applicable to any outstanding preferred stock that may be issued in the future. Dividends and distributions payable in shares of Class A Common Stock may be paid only on shares of Class A Common Stock and dividends and distributions payable in shares of Class B Common Stock may be paid only on shares of Class B Common Stock. If a dividend or distribution payable in Class A Common Stock is made on the Class A Common Stock, we must also make a simultaneous dividend or distribution on the Class B Common Stock. If a dividend or distribution payable in Class B Common Stock is made on the Class B Common Stock, we must make a simultaneous dividend or distribution on the Class A Common Stock. We have not declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund our operations and, therefore, do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

In the event of liquidation, dissolution or winding up of Vaso Active, the holders of common stock are entitled to share ratably in all of our assets remaining after the payment of all debts and other liabilities, subject to the prior distribution rights of outstanding shares of preferred stock. There are no preemptive, subscription or conversion rights applicable to the common stock, except each share of Class B Common Stock may be converted at any time into one share of Class A Common Stock at the election of the holder. In addition, each share of Class B Common Stock automatically converts into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of to any person or entity, other than when such share is (i) transferred to BioChemics, to John J. Masiz or to a person “controlled” by or under common control with either of them or the transferor of such share; and (ii) under certain other circumstances, such as bankruptcy or attachment or any judgment whereby the holder is obligated to transfer such share of Class B Common Stock.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any class or series of preferred stock that we may designate and issue in the future.

Preferred Stock

The board has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and limitations of all series, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock until the board determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on common stock, diluting the voting power of the common stock (other than Class B Common Stock), impairing the liquidation rights of the common stock and making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

BioChemics, as a holder of shares of Class A Common Stock issuable upon conversion of Class B Common Stock, is entitled to rights with respect to the registration of these shares for resale under the Securities Act. These registration rights are provided under the terms of agreements between us and BioChemics. Subject to limitations set forth in the agreement, holders of these securities may require us, at our expense, to file one registration statement under the Securities Act with respect to the public resale of these securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of the securities are entitled to notice of the registration and are entitled, subject to certain conditions and limitations, to include, at our expense, their shares in the registration. The shares of these holders are not included in the registration statement of which this prospectus forms a part. All registration expenses must be borne by us and all expenses relating to the sale of the securities registered must be borne by the holder of the securities being registered.

BioChemics has agreed to subordinate its registration rights to those of the selling stockholders in connection with the private placement which we completed in August 2005.

In addition, we have agreed to certain registration rights for the securities underlying the representative’s warrants that we have agreed to issue to Kashner Davidson Securities Corp. on behalf of the underwriters. These warrants entitle the holder to purchase 120,000 shares of our Class A Common Stock.

Delaware Law and Provisions of Our Charter

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “Delaware GCL”) which, subject to some exceptions, prohibits us from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. For purposes of Section 203, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation’s voting stock. The application of Section 203 could have the effect of delaying or preventing a change of control of Vaso Active.

Our charter provides that candidates for directors may be nominated only by the board or by a stockholder who gives written notice to us in the manner prescribed by the bylaws. The number of directors may be fixed by resolution of the board but in any event shall not be less than three. The board currently consists of six (6) members and the board may appoint new directors to fill vacancies or newly created directorships between stockholder meetings. Our charter does not provide for cumulative voting at stockholder meetings for election of directors. A director may be removed from office with cause by the affirmative vote of at least 75% of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present or without cause by the affirmative vote of 75% of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present, provided that removal without cause is recommended to the stockholders by the board pursuant to a vote of not less than 75% of the directors then in office. Any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders. Our charter and other provisions of the Delaware GCL may have the effect of delaying, deterring or preventing a change in control of Vaso Active, may discourage bids for common stock at a premium over the market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

Transfer Agent

The transfer agent for our common stock is CompuShare. Its telephone number is (800) 633-4236.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation, or charter, contains provisions to indemnify our directors and officers to the maximum extent permitted by Delaware law. We believe that indemnification under our charter covers at least negligence on the part of an indemnified person. Our charter permits us to advance expenses incurred by an indemnified person in connection with the defense of any action or proceeding arising out of the person's status or service as our director, officer, employee or other agent upon an undertaking by the person to repay those advances if it is ultimately determined that the person is not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room at 100 First Street, N.E., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement on Form SB-2 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

• read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

• obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

Page
INDEPENDENT AUDITORS' REPORT	F-1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, and as of September 30, 2005 (unaudited) and for the nine months ended September 30, 2004 and 2005 (unaudited):
Balance Sheets	F-2
Statements of Operations	F-4
Statements of Stockholders' Equity (Deficiency)	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Vaso Active Pharmaceuticals, Inc.:

We have audited the accompanying balance sheets of Vaso Active Pharmaceuticals, Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Vaso Active Pharmaceuticals, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2, the accompanying financial statements have been prepared on the going concern assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions exist such as the Company's inability to generate sufficient cash from operations, and obtain debt or equity financing to meet its future obligations. In addition as discussed in note 10 to the financial statements, the Company is a defendant in several purported securities class action lawsuits alleging that the Company and certain of its officers made false and misleading statements and failed to disclose material information concerning the Company, its financial condition, its business operations and future prospects, the clinical trial and endorsement of its Termin8 anti-fungal product (previously known as "deFEET") and the institutional demand for its securities. The Company is also a defendant in three purported derivative complaints filed against BioChemics, Inc. and the Company's directors and certain of its officers, alleging that the individual defendants breached fiduciary duties owed to the Company and its shareholders by issuing misleading statements to (and concealing material facts from) the market, "concerning certain of the Company's key and primary products under review by the Food and Drug Administration ("FDA"), between December 11, 2003 and March 31, 2004." The complaints purport to assert derivative claims against all defendants for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. These matters, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan to overcome doubts about the Company's ability to continue as a going concern are contained also in note 2. The accompanying financial statements do not include any adjustments reflecting the possible future effects on the recoverability of assets or the amount and classification of liabilities that may result from the outcome of these conditions.

/s/ Stowe & Degon

Worcester, MA
March 1, 2005

VASO ACTIVE PHARMACEUTICALS, INC.

BALANCE SHEETS

	December 31,		September 30
	2003	2004	2004		2005
			(Unaudited)
ASSETS
Current:
Cash and cash equivalents	$6,109,775	$2,175,388		$—	$1,613,938
Accounts receivable	1,357	888		--	904
Inventory	60,826	140,296		--	126,717
Prepaid expenses	145,684	28,995		—	43,482
Due from parent company	0	—		—	—
Total current assets	6,317,642	2,345,567		--	1,785,041
Restricted cash - net	---	---		---	437,000
Prepaid offering costs - net	---	---		---	350,087
Property and equipment - net	---	37,551		---	57,554
TOTAL ASSETS	$6,317,642	$2,383,118	$	---	$2,629,682

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current:
Accounts payable	$125,029	$474,369		$—	$525,410
Accrued compensation	278,438	43,805		—	29,658
Other accrued expenses	197,564	116,045		—	145,141
Obligations under capital lease - short-term portion	---	---		---	2,351
Due to parent	89,507	10,780		---	44,753
Total Current Liabilities	690,538	644,999		---	747,313
Long-Term Liabilities:
Senior secured convertible notes, net of discount	---	---		---	2,026,017
Accrued legal settlement	---	---		---	885,000
Obligations under capital leases - long-term portion	---	---		---	12,231
Commitments and contingencies (see note 6)
TOTAL LIABILITIES	690,538	644,999		---	3,670,561
STOCKHOLDERS' DEFICIENCY
Preferred stock—$0.0001 par value; authorized 10,000,000 shares; issued and outstanding, none	—	—		—	—
Common stock—$0.0001 par value; authorized 30,000,000 shares; issued and outstanding 10,103,613 at December 31, 2003; 10,328,613 at December 31, 2004 and September 30, 2005	1,011	1,033		---	1,033
Additional paid-in capital	7,305,565	8,093,656		---	8,630,629
Deferred compensation	---	(183,777)		---	(138,474)
Accumulated deficit	(1,679,472)	(6,172,793)		---	(9,534,067)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	5,627,104	1,738,119		—	(1,040,879)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$6,317,642	$2,383,118	$	---	$2,629,682

VASO ACTIVE PHARMACEUTICALS, INC.

STATEMENT OF OPERATIONS

	Years Ended December 31,		Nine Months Ended September 30,
	2003	2004	2004	2005
			(Unaudited)
Revenues	$53,270	$12,888	$10,641	$20,057
Cost of sales	31,622	67,536	48,371	24,268
Gross Profit	21,648	(54,648)	(37,730)	(4,211)
Expenses
Marketing, advertising and promotion	116,642	246,784	156,645	211,957
Management fee	122,073	45,847	---	---
Selling, general and administrative	925,845	3,750,504	3,264,252	1,905,424
Research and development	---	266,433	241,109	272,772
Stock based compensation	---	154,336	---	---
Legal settlement	---	---	---	885,000
Total operating expenses	1,164,560	4,463,904	3,662,006	3,275,153
Loss from operations	(1,142,912)	(4,518,552)	(3,699,736)	(3,279,364)
Other income (expense), net	(536,560)	25,231	36,025	(81,910)
NET LOSS	$(1,679,472)	$(4,493,321)	$(3,663,711)	$(3,361,274)
Net loss per share - basic and diluted	$(0.62)	$(0.44)	$(0.36)	$(0.33)
Weighted average shares outstanding - basic and diluted	2,714,180	10,329,805	10,286,077	10,328,613

VASOACTIVE PHARMACEUTICALS INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Deferred Comp	Accumulated Deficit	Total
	Number of Shares	$0.0001 Par Value
Balance, January 1, 2002	--	$--	$1,040,395	$--	$(1,404,395)	$--
Loss from operations	--	--	--	(446,862)	(446,862)	--
Contributed by parent	--	--	446,862	--	--	446,862

Balance, December 31, 2002	--	--	1,487,257	--	(1,487,257)	--
Effect of incorporation	--	--	(1,487,257)	--	1,487,257	--
Issuance of Class B common stock of parent	4,5000,000	450	--	--	--	450
Issuance of Class A common stock at $1.67 pre share, net of $1,935,305 in issuance costs	5,002,500	501	6,401,694	--	--	6,402,195
Conversion of 10% convertible promissory notes and accrued interest	601,113	60	903,871	--	--	903,931
Loss from operation	--	--	--	--	(1,679,472)	(1,679,472)

Balance, December 31, 2003	10,103,613	1,011	7,305,565	--	(1,679,472)	5,627,104
Issuance of Class A common Stock at $2.00 per share	225,000	22	449,978	--	--	450,000
Stock options granted to non-employees	--	--	338,113	(338,113)	--	--
Amortization of deferred compensation	--	--	--	154,336	--	154,336
Less from operations	--	--	--	--	(4,493,321)	(4,493,321)

Balance, December 31, 2004	10,328,613	$1,033	$8,093,656	$(183,777)	$(6,172,793)	$1,738,119

See notes to the financial statement

VASO ACTIVE PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Nine Months Ended September 30,
	2003	2004	2004	2005
			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from operations	$(1,679,321)	$(4,493,321)	$(3,663,711)	$(3,361,274)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	---	3,328	1,331	74,454
Beneficial conversion feature of 10% convertible promissory notes	500,926	---	---	---
Accrued interest converted to Class A Common Stock	35,907	---	---	---
Stock based compensation	---	154,336	139,235	45,303
Write-off prepaid offering costs	---	55,000	---	---
Inventory write-off	---	54,662	38,871	10,632
Accrued legal settlement	---	---	200,000	885,000
Increase (decrease) in cash from change in:
Inventory	(46,324)	(134,132)	(103,557)	2,947
Accounts receivable	52,080	469	(489)	(16)
Prepaid expenses	(141,380)	61,689	41,040	(14,487)
Accounts payable	75,729	349,340	262,588	51,041
Other accrued expenses	197,564	(81,519)	(183,927)	29,096
Accrued compensation	277,834	(234,633)	(224,429)	(14,147)
Net cash used in operating activities	(727,136)	(4,264,781)	(3,493,048)	(2,291,451)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	---	(40,879)	(38,094)	(14,064)
Additions to restricted cash	---	---	---	(437,000)
Net cash used in investing activities	---	(40,879)	(38,094)	(451,064)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Class A Common Stock	6,402,195	450,000	450,000	---
Issuance of Class B Common Stock	450	---	---	—
Issuance of convertible notes	—	7,500,000	7,500,000	2,500,000
Offering costs associated with the issuance of convertible notes	---	---	---	(352,155)
Repayment of convertible notes	—	(7,500,000)	(7,500,000)	---
Repayment of capital lease obligations	---	---	---	(753)
Net proceeds from issuance of 10% convertible notes	367,098	—	---	---
Due to/from parent company - net	67,168	(78,727)	(11,840)	33,973
Net cash provided by financing activities	6,836,911	371,273	438,160	2,181,065
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,109,775	(3,934,387)	(3,092,982)	(561,450)
CASH AND CASH EQUIVALENTS, Beginning of Period	—	6,109,775	6,109,775	2,175,388
CASH AND CASH EQUIVALENTS, End of Period	$6,109,775	$2,175,388	$3,016,793	$1,613,938
SUPPLEMENTAL DISCLOSURES:
Interest paid	$—	$—	$—	$—
Income taxes paid	---	---	---	---
Noncash financing activities:
Fair value of warrants issued in connection with initial public offering	185,000	---	---	---
Fair value of warrants issued in connection with issuance of convertible notes	---	---	---	536,973
Issuance of capital leases to purchase property and equipment	---	---	---	15,335

See notes to financial statements.

VASO ACTIVE PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2004 and 2003 (audited) and the
Nine Months Ended September 30, 2005 and 2004 (unaudited)

1.  NATURE OF BUSINESS AND OPERATIONS

The Company

Vaso Active Pharmaceuticals, Inc. (the "Company") is an early-stage company focused on commercializing, marketing and selling over-the-counter ("OTC") pharmaceutical products that incorporate the patented vaso active lipid encapsulated ("VALE") system and the proprietary PENtoCORE technology. The Company is engaged in a single operating segment of the OTC pharmaceutical industry.

The Company licenses the VALE patents and PENtoCORE technology from BioChemics, Inc. ("BioChemics"), a privately owned biopharmaceutical company. As discussed in Notes 6 and 9, the Company issued 4,500,000 shares of its Class B Common Stock to BioChemics in consideration for the exclusive worldwide rights to commercialize, market and sell the patented VALE system and the proprietary PENtoCORE technology for OTC pharmaceutical products. These shares were issued pursuant to authorization from the Company's Board of Directors on June 20, 2003.

Initial Public Offering

On December 15, 2003, the Company completed an initial public offering of 5,002,500 shares of Class A Common Stock at a price of $1.67 per share raising approximately $6.4 million, net of issuance costs. See Note 6.

Stock Split

On February 20, 2004, the Company announced a three-for-one stock split on all classes of common equity in the form of a 200% stock dividend paid on March 5, 2004 to stockholders of record on February 23, 2004. All share and per share information have been restated to give retroactive effect to this stock split.

Settlement Of Securities And Exchange Commission Matters

On August 26, 2004, the U.S. Securities and Exchange Commission ("SEC") formally approved the terms of a settlement regarding alleged violations of securities laws stemming from allegedly misleading disclosures in the Company's initial public offering registration statement, its 2003 annual report and a statement on its website concerning the Food and Drug Administration's "FDA" approval or qualification of the Company's products. The Company agreed with the SEC to settlement terms pursuant to which the Company is permanently enjoined from violating the anti-fraud provisions of the Securities Act of 1933, as amended, and the antifraud and reporting provisions of the Securities Exchange Act of 1934, as amended, without the Company admitting or denying the allegations of the civil complaint. The SEC action filed with the United States District Court for the District of Columbia (the "Court") is styled Securities and Exchange Commission v. Vaso Active Pharmaceuticals, Inc. et al. Civil Action No. 04 CV 01395 (RJL) (D.D.C.).

In addition, the SEC formally approved the terms of a settlement with John J. Masiz, formerly the Company's President and Chief Executive Officer, without him admitting or denying the allegations of the civil complaint, that likewise enjoins him from violating the antifraud and reporting provisions, and prevents him from serving as an officer or director of any public company, including the Company, for a period of five years. Effective as of August 17, 2004, Mr. Masiz resigned as an executive officer and a director of the Company. He is, however, permitted to remain an active employee and/or consultant of the Company. In light of the foregoing, the Company and Mr. Masiz agreed to terminate his employment agreement and enter into a new agreement. Pursuant to that agreement, Mr. Masiz will provide strategic consulting services regarding sales, marketing and business development to the Company for an initial term through June 30, 2008 and will report to the Chief Executive Officer of the Company. The Company has appointed its Chief Financial Officer to serve as its President and Acting Chief Executive Officer. On September 13, 2004, the Court for the District of Columbia entered final judgments against the Company and Mr. Masiz, pursuant to the above referenced settlement terms.

Food And Drug Administration Matters

The Company is not aware whether the Food and Drug Administration is contemplating any action against it. The Company believes that the active ingredients, dosage form and strengths of its A-R Extreme, Osteon® and Termin8™ products are covered by the FDA's OTC Review Program and therefore believes these products are currently eligible for marketing under the same program. The Company intended to distribute these products under revised labeling once it was reasonably sure that the marketing of these products is consistent with the FDA's requirements and policies. In May 2004, the Company submitted new labels for its previously marketed products to the FDA and requested FDA comments on these labels. There is no regulatory requirement that the FDA review or comment on such materials and, so far, the FDA has not provided any comment relating to the new labels. Although the Company has not been provided any comment from the FDA, the Company is now reasonably sure that these new labels are consistent with all FDA regulations and policies and, as a result, the Company resumed marketing and shipment of its products in September 2004.

Exchange Listing Matters

In April 2004, the Listing Investigations staff of The Nasdaq Stock Market, Inc. ("Nasdaq") notified the Company that it had commenced an inquiry into the Company's compliance with Nasdaq's continued listing requirements and requested certain information from the Company relating to the pending regulatory matters. In light of the substantial administrative and cash burdens being borne by the Company at the time, as well as the substantial legal costs anticipated with respect to the pending SEC and FDA matters, the Company determined that it was in the best interest of its shareholders to voluntarily cease listing of its securities. Therefore, upon the Company's request and effective on April 8, 2004, the Company's securities ceased to be listed on Nasdaq. Presently, the Company's securities are being quoted in the Over-The-Counter Pink Sheets.

The Company intends to seek listing of its securities on an exchange or other automated quotation system. However, there is no assurance that the Company will be successful in securing such listing or quotation or, even if it is successful, that it will be able to maintain the listing or quotation of its securities on such exchange or quotation system.

Historical Operations

The Company commenced operations in January 2001 as the OTC division of BioChemics. In January 2003, the Company incorporated in the state of Delaware and became a wholly-owned subsidiary of BioChemics.

The financial statements of the Company have been prepared on a stand-alone basis. The Company's financial statements for all periods are included in the consolidated financial statements of BioChemics.

BioChemics provides the Company with certain management and administrative services including accounting, corporate services, data processing, telephone, office space and other occupancy and infrastructure related costs. The financial statements of the Company include expense allocations on bases that the Company and BioChemics consider to be reasonable reflections of the utilization of services provided for the benefit received by the Company. In addition, for 2003 the Company's marketing, advertising and promotion expenses include expenses related to the commercialization, marketing and distribution of the BioChemics athlete's foot preparation product, the revenues of which are realized by the Company through an assignment of BioChemics' ownership interests in such revenues.

Carved Out Public Registrant

In accordance with accounting principles generally accepted in the United States of America with respect to the allocation of corporate management services, the financial statements of a carved out public registrant should appropriately reflect these expenses to fairly present its operating results with an offset to additional paid-in capital. In addition, it is required that upon incorporation of a carved out division into a stand-alone entity, the accumulated deficiency balance should be eliminated against additional paid-in capital. Upon incorporation of the Company in January 2003, the existing accumulated deficiency of $1,487,257 was eliminated using such treatment.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements of the Company. The financial statements and notes are representations of the Company's management, who are responsible for their fair presentation, integrity and objectivity. The accounting policies conform with accounting principles generally accepted in the United States of America.

Going Concern The Company has a limited operating history and has incurred substantial net losses since its inception. The Company's principal risks are; its ability to close on additional financing, its ability to successfully develop and market its products and product candidates in the highly regulated environment within which the Company operates, competition from substitute products and larger companies, dependence on key personnel and continued dependence on BioChemics for manufacturing and product development.

On August 16, 2005, the Company sold $2,500,000 in aggregate principal amount of Senior Secured Convertible Notes due May 1, 2007, (the “Notes”) to independent institutional investors

(see Note 3). The Notes included rights (“Rights”) to purchase up to $1,875,000 in aggregate principal amount of additional Notes at any time through the maturity date of the Notes.

The financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. This assumption is presently in question and contingent upon the Company’s ability to sell the Rights up to $1,875,000.

The Company intends to continue as a going concern. If no portions of the Rights are exercised, management believes that, based on its current operating plans and assumptions, current working capital will be sufficient to satisfy cash requirements through May 31, 2006. If the note holders exercise the Rights in full, management believes that the additional working capital provided by the exercise will be sufficient to satisfy cash requirements through December 31, 2006. However, there can be no assurance that any of the Rights will be exercised. Management continues to seek various fund-raising strategies to pursue.

Use Of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Cash And Cash Equivalents Cash and cash equivalents include cash on hand, cash deposited with banks and highly liquid debt securities with remaining maturities of ninety days or less when purchased.

The Company maintains deposits in financial institutions, which occasionally exceed federally insured limits. Senior management continually reviews the financial stability of these institutions.

Accounts Receivable Accounts receivable consist primarily of trade receivables from the sale of OTC pharmaceutical products. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of specific customer accounts and an assessment of economic risk as well as the aging of the accounts receivable. The Company's policy is to write-off uncollectible trade receivables after significant measures have failed to result in their collection. An allowance for doubtful accounts is established to represent the estimated uncollectible trade receivables. The Company held little outstanding trade receivables at December 31, 2004 and 2003 and at September 30, 2005 and 2004 and therefore no allowance for doubtful accounts provision has been established.

Inventory Inventory is valued at the lower of cost or market on a first-in, first-out basis. The Company uses outside contract manufacturers for the production of its products. Therefore, all inventory is in the form of finished goods.

Due To Parent Pursuant to a license agreement, a manufacturing agreement, a registration rights agreement and as well as the allocation of overhead and other administrative services, the Company's transactions are processed through an inter-company account, due to/from parent, the balance of which represents the net obligation from the Company to BioChemics, or vice-versa.

During 2003, when the Company became a stand-alone entity, BioChemics paid $518,197 on behalf of the Company to third parties. This amount has since been paid in full using proceeds from the initial public offering.

Fair Values Unless otherwise noted, deposits, prepaid expenses, accounts payable, accrued expenses and other liabilities have all been stated at values that approximate fair value.

Revenue Recognition The Company recognizes revenue from product sales in accordance with accounting principles generally accepted in the United States of America, including the guidance in Staff Accounting Bulletin, or SAB, Bulletin No. 104 "Revenue Recognition" which supersedes SAB No. 101 "Revenue Recognition in Financial Statements" and Statement of Financial Accounting Standards, or SFAS, No. 48, "Revenue Recognition When Right of Return Exists."

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. However, because the Company's products are sold with limited rights of return, revenue is recognized when the price to the buyer is fixed, the buyer is obligated to pay, the obligation to pay is not contingent on resale of the product, the buyer has economic substance on its own, the Company has no obligation to bring about the sale of the product and the amount of returns can be reasonably estimated.

The Company records allowances for product returns, rebates and discounts, and reports revenue net of such allowances. The Company makes judgments and estimates in preparing the allowances, which could require adjustments in the future. For instance, customers have the right to return any product that is held past the labeled expiration date. The Company bases its estimates on historic patterns of returns and on the expiration dates of product currently being shipped.

Revenue is not recognized unless collectibility is reasonably assured. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If a customer's financial condition were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Stock-Based Compensation The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

The Company has employee stock benefit plans, which are described more fully in Note 7. As the exercise price of all options granted under these stock option plans was equal to the market price of the underlying common stock on the grant date, no stock-based compensation is recognized in the Company's financial statements. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended, to options granted under the stock option plans and rights to acquire stock granted under the Company's 2003 Stock Incentive Plan and 2003 Non-Employee Director Compensation Plan. For purposes of this pro-forma disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized ratably to expense over the options' vesting periods.

Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

	2004	2003
Net loss as reported	$(4,449,321)	$(1,679,472)
Less: Stock based compensation had all Options been recorded at fair value	(596,580)	(114,356)
Adjusted net loss	$(5,089,901)	$(1,793,828)

Weighted average shares outstanding, Basic and diluted	10,296,805	2,714,180
Net loss per share, basic and diluted, as reported)	$(0.44)	$(0.62)

	Nine-Month	Nine-Month
	Period Ended September 30, 2005	Period Ended September 30, 2004

Net loss, as reported	$(3,361,274)	$(3,663,711)
Add: stock-based compensation included in the determination of net loss	45,303	139,235
Less: stock-based compensation had all options been recorded at fair value	(323,264)	(737,219)

Adjusted net loss	$(3,639,235)	$(4,261,695)

Weighted average shares outstanding, basic and diluted	10,328,613	10,286,077
Net loss per share, basic and diluted, as reported	$(0.33)	$(0.36)

Adjusted net loss per share, basic and diluted	$(0.35)	$(0.41)

The Black-Scholes option pricing model requires the Company to input highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. See Note 7 for a discussion of the assumptions used in the option pricing model and estimated fair value of employee stock options.

Income Taxes Prior to 2003, the Company was a division of BioChemics and was not subject to federal or state income tax reporting requirements. In January 2003, the Company incorporated and became a stand-alone entity. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of existing assets and liabilities, using enacted tax rates. Valuation allowances are established when necessary to reduce the deferred tax assets to those amounts expected to be realized.

Advertising Costs Costs incurred to advertise and promote the Company are expensed as incurred. Advertising costs were approximately $16,100 and $74,000 for the years ended December 31, 2004 and 2003 respectively.

Sales Incentives Sales incentives are netted against revenues when incurred. Sales incentives are primarily comprised of slotting fees, coupons and rebates. Sales incentives of approximately $5,000 were netted against revenues in 2003 and 2002. No sales incentives were incurred during 2004 and 2005.

Research And Development Research and development costs incurred were approximately $266,500 for the year ended December 31, 2004. There were no research and development costs for the year ended December 31, 2003. Research and development costs incurred were approximately $272,772 and $241,109 for the nine months ended September 30, 2005 and 2004, respectively.

Management Fees BioChemics provides the Company with certain administrative, marketing and management services, as well as the Company's facilities and general corporate infrastructure. Management fees were approximately $45,900 and $122,000 for the years ended December 31, 2004 and 2003, respectively.

Comprehensive Income Comprehensive income (loss) was equal to net loss for each year presented.

Net Loss Per Common Share Basic net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share reflects, in addition to the weighted average number of common shares, the potential dilution if common stock options were exercised into common stock, unless the effects of such exercises would have been antidilutive.

Basic and diluted loss per common share are the same for 2004 and 2003 as potentially dilutive stock options and warrants totaling 1,827,000 in 2004 and 1,575,000 in 2003 have not been included in calculations of diluted net loss per common share available to common stockholders, as their inclusion would have been antidilutive.

Reclassifications Certain reclassifications have been made to the 2003 amounts to conform to the 2004 presentation.

Recently Issued Accounting Pronouncements In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R) which will be effective in the fourth quarter of fiscal 2005. SFAS 123R will result in the recognition of substantial compensation expense relating to our employee stock option plan. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards to its employees. Under this standard, the Company generally does not recognize any compensation related to stock option grants the Company issues under its stock option plans. Under the new rules, the Company is required to adopt a fair-value-based method for measuring the compensation expense related to employee stock options; this will lead to substantial additional compensation expense and therefore will have a material adverse effect on the Company's reported results of operations. The paragraph entitled Stock Based Compensation above provides the pro forma net income and earnings per share as if the Company had used a fair-value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee stock awards during fiscal 2004 and 2003 and for the nine months ended September 30, 2005 and 2004.

3.  PRIVATE PLACEMENT

a.     2003 Sale of Subordinated Convertible Notes

In April 2003, the Company completed the private placement of $500,000, 10% convertible subordinated pay-in-kind promissory notes (the "notes") to accredited investors. This amount was subsequently reduced to $465,000 in December 2003 as the Company repurchased $35,000 from an unrelated third party investor.

The notes and any accrued interest were convertible into Class A Common Stock either voluntarily on or before the maturity date of the notes (March 31, 2005) or mandatorily upon the consummation of a qualified public offering. The notes were to convert at the lesser of 50% of the qualified public offering price or $0.83, up to a maximum of 660,000 shares. On December 15, 2003, the Company completed an initial public offering of 5,002,500 shares of its Class A Common Stock, which caused the automatic conversion of the notes. The notes and their accrued interest converted into 601,113 shares of Class A Common Stock.

The Company accounted for this transaction in accordance with Emerging Issues Task Force Abstract No, 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Because the fair value of the common stock sold by the Company in its initial public offering was in excess of the conversion price of the notes and as the notes were immediately converted into shares of Class A Common Stock, a $500,926 charge was recorded in connection with this beneficial conversion feature and recorded in other expenses, net in 2003.

A director of the Company purchased $50,000 in these notes in April 2003. The note and accrued interest thereon, were converted into approximately 64,233 shares of Class A Common Stock in December 2003.

b.     2005 Sale of Senior Convertible Notes

On August 16, 2005, the Company sold $2,500,000 in aggregate principal amount of Senior Secured Convertible Notes due May 1, 2007, (the “Notes”) to independent institutional investors. The Notes are convertible at any time into shares of the Company’s Class A Common Stock at a price of $0.70 per share, subject to adjustment under certain circumstances. The investors also received five-year warrants (the “Warrants”) to purchase a total of 1,298,701 shares of the Company’s Class A Common Stock at an exercise price of $0.77 per share. In addition, the investors received rights (“Rights”) to purchase up to $1,875,000 in aggregate principal amount of additional Notes at any time through the maturity date of the Notes, together with additional Warrants to purchase a total of 974,026 shares of Class A Common Stock. The additional Notes are convertible and the additional Warrants are exercisable at the same respective prices per share as the Notes and Warrants.

The Notes bear interest, payable quarterly, at the six month LIBOR plus 6.0%, with a floor of 10.0% and a ceiling of 12.0%. As part of the agreement, the Company has placed $437,000 into escrow for the purpose of funding substantially all of the interest payments due under the Notes and such amount is reflected as restricted cash on the balance sheet.

The Notes are secured by substantially all of the Company’s assets and rank senior to all existing and future corporate indebtedness. The terms of the Notes permit the Company to finance capital equipment purchases, provided the lender is given a security interest only in the specific assets being financed. On conversion or full payment, the senior security interests included in the Notes will terminate.

The Company incurred debt issuance costs of approximately $377,725 in connection with this transaction. These costs include $25,570, which represents the fair value of 64,935 warrants issued to third party financial advisors to this transaction. The debt was issued with detachable warrants valued at $511,403, which represents the fair value of the Warrants calculated using the Black-Scholes valuation model. The key assumptions used in the Black-Scholes valuation calculations were an expected life of two and one-half years, expected volatility of 98%, a risk free rate of return of 4.04% and no expected dividends.

The debt issuance costs are deferred and included in other assets on the balance sheets. The debt issuance costs are amortized over the term of the related debt issuance. The amortization expense is included in interest expense on the statement of operations.

The value of the detachable warrants is accounted for as a discount on the debt and is amortized over the life of the debt as interest expense.

4.  ACCRUED EXPENSES

Accrued expenses at December 31, 2004 consist of excise taxes of $4,600 and the remaining amount $111,445 of legal fees not yet billed that we expect to incur due to the $200,000 insurance deductible that has arisen as a result of our class action (see Note 10 - Commitments and Contingencies under the caption "Litigation"). Accrued expenses at December 31, 2003 consist of $90,000 in recruiting expenses, approximately $78,000 in legal expenses, $14,600 in excise taxes and approximately $15,400 in other general operating accruals.

5.  INCOME TAXES

The Company has federal and state tax net operating loss carry forwards available for future periods of approximately $5,430,000. The federal and state tax net operating loss carry forwards expire beginning in 2024. As a result of the changes in the ownership of the Company, there may be limitations on the amounts of net operating loss carry forwards that may be utilized in any one year.

The tax effect of significant items comprising the Company's approximate net deferred tax assets at December 31, 2004, 2003, and 2002 are as follows:

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$2,173,000	$451,000
Accrued compensation	--	(43,000)
	2,173,000	408,000

Valuation allowance	(2,173,000)	(408,000)
Net deferred tax assets	$--	$--

The Company believes that uncertainty exists with respect to future realization of the deferred tax assets and has established a valuation allowance for the full amount as of December 31, 2004 and 2003.

A reconciliation between the amount of income tax determined by applying the applicable U.S. statutory tax rate to the pre-tax loss is as follows:

	2004	2003

Federal statutory rate	34%	34%
State tax, net of federal impact	6	6
Provision for valuation allowance on deferred tax assets	(40)	(40)
Effective tax rate	--%	--%

6.  STOCKHOLDERS' EQUITY

Initial Capitalization In January 2003, the Company incorporated and, in accordance with its Certificate of Incorporation, established two classes of stock--common stock and preferred stock. Upon incorporation, no shares of either class were issued or outstanding.

On June 20, 2003, the Board of Directors of the Company authorized the issuance of 4,500,000 shares of Class B Common Stock to BioChemics pursuant to the license agreement between the Company and BioChemics (see Note 9).

Preferred Stock At December 31, 2004, the Company had 10,000,000 authorized shares of preferred stock, $0.0001 par value per share, of which no shares were issued and outstanding.

Common Stock The Company maintains two classes of common stock. The Company has 20,000,000 authorized shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock. The par value for each of these classes of common stock is $0.0001. Holders of Class A Common Stock are entitled to one vote per share, while holders of Class B Common Stock are entitled to three votes per share. At December 31, 2004, there were 5,828,613 shares of Class A Common Stock issued and outstanding, and there were 4,500,000 shares of Class B Common Stock issued and outstanding, all of which are held by BioChemics.

On December 15, 2003, the Company completed an initial public offering of 5,002,500 shares of Class A Common Stock at a price of $1.67 per share pursuant to a registration statement filed with the Securities and Exchange Commission. Concurrently with the completion of the initial public offering, the 10% convertible subordinated pay-in-kind promissory notes converted into 601,113 shares of Class A Common Stock. Net of underwriting discount and other expenses of the offering, the Company received $6,402,195 for the Class A common shares it issued and sold. Warrants with a fair value of approximately $185,000 were issued to the underwriters of this initial public offering and have been netted against the gross proceeds of this offering. The fair value of the warrants was calculated using the Black-Scholes option pricing model. The Company used the following assumptions in this model--a risk-free interest rate of 3.3%, an expected life of one year, no dividends and a volatility of 98%.

7.  STOCK OPTION PLANS

In 2003, the Company established two stock option plans. The 2003 Stock Incentive Plan provides for the issuance of up to 1,350,000 shares of Class A Common Stock to employees, officers and consultants in the form of nonqualified and incentive stock options, restricted stock grants or other stock-based awards, including stock appreciation rights. The 2003 Non-Employee Director Compensation Plan provides for the issuance of up to 900,000 shares of Class A Common Stock to non-employee directors in the form of nonqualified and incentive stock options, restricted stock grants or other stock-based awards, including stock appreciation rights. The Company's shareholders approved each of the stock option plans on August 26, 2003. As of December 31, 2004, there were 378,000 and 330,000 remaining options available under the 2003 Stock Incentive Plan and the 2003 Non-Employee Director Compensation Plan, respectively.

Stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price	Fair Value
Outstanding December 31, 2002	--
Granted	1,140,000	$1.71	$1.15
Exercised	--	--
Forfeited	--	--

Outstanding December 31, 2003	1,140,000	$1.71
Granted	627,000	1.42	$0.90
Exercised	--	--
Forfeited	(225,000)	1.67

Outstanding December 31, 2004	1,542,000	$1.60

Exercisable at December 31, 2003	75,000	$1.67

Exercisable at December 31, 2004	663,750	$1.57

Options Outstanding			Options Exercisable
Number of Options	Range of Exercise Prices	Weighted Average Remaining Life (in years)	Weighted Average Exercise price	Number Currently Exercisable

615,000	$1.67	9.0	$1.67	348,750
300,000	$1.83	9.0	$1.83	225,000
357,000	$2.11	9.0	$2.11	--
270,000	$0.50	10.0	$0.50	90,000
1,542,000				663,750

As discussed in Note 2, the Company accounts for stock options granted to employees in accordance with APB No. 25. The Company granted 350,000 stock options to non-employees in 2004. The Company is required to record stock-based compensation when it grants options to purchase its common stock to non-employees under SFAS 123. In general, the value of these options would be calculated using the Black-Scholes option-pricing model. During 2004, the Company recorded $57,836 in stock-based compensation related to stock options. There were no options granted to non-employees prior to January 1, 2004.

The fair value of options on their grant date was measured using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model for 2004 and 2003 are as follows:

Risk-free interest rate	3.3%
Expected life of option grants	4 years
Expected dividend yield	0.0%
Expected volatility of underlying stock	98%

8.  STOCK WARRANTS

The Company, from time to time, issues stock warrants to vendors for services performed. Under SFAS 123, the Company is required to record stock-based compensation when it grants warrants under such circumstances. In general, the value of these warrants would be calculated using the Black-Scholes pricing model. The Company recorded $96,499 and $185,000 during 2004 and 2003 respectively in stock-based compensation related to stock warrants.

Stock warrant activity was as follows:

	Number of Warrants	Weighted Average Exercise Price	Fair Value
Outstanding December 31, 2002
Granted	435,000	$2.58	$1.28
Exercised	--	--
Forfeited	--	--

Outstanding December 31, 2003	435,000	$2.58
Granted	225,000	2.00	$0.43
Exercised	(225,000)	2.00
Forfeited	--	--

Outstanding December 31, 2004	435,000	$2.58

Exercisable at December 31, 2003	--	--

Exercisable at December 31, 2004	435,000	$2.58

Options Outstanding			Warrants Exercisable
Number of Options	Range of Exercise Prices	Weighted Average Remaining Life (in years)	Weighted Average Exercise price	Number Currently Exercisable

435,000	$2.58	3.0	$2.85	435,000

The fair value of warrants on their grant date was measured using the Black-Scholes pricing model. Key assumptions used to apply this pricing model for 2004 and 2003 are as follows:

Risk-free interest rate	3.3%
Expected life of option grants	4 years
Expected dividend yield	0.0%
Expected volatility of underlying stock	98%

9.  RELATED PARTY AGREEMENTS

On February 1, 2003, the Company executed a license agreement with BioChemics that allows it to commercialize, market and sell OTC pharmaceutical products using BioChemics' patented VALE system and the proprietary PENtoCORE technology and BioChemics-owned trademarks in the OTC pharmaceutical market. In consideration, BioChemics was issued 4,500,000 shares of the Company's Class B Common Stock. The term of this licensing agreement extends through the date of the last BioChemics' patent to expire. With respect to the portions of the licensing agreement that do not apply to a BioChemics patent or patent application, this agreement extends through February 2013. The licensing agreement can be automatically renewed for successive two-year terms for the non-patent technology.

On February 1, 2003, the Company executed a five-year agreement with BioChemics with respect to ongoing manufacturing and development of the Company's products and product candidates. In accordance with the terms and conditions of this agreement, BioChemics will research, develop and manufacture the Company's products on its behalf. In consideration, BioChemics will charge the Company a development and manufacturing fee at a rate of cost plus 10%. This agreement is automatically renewed for successive one-year terms. In the event that (i) BioChemics materially fails to meet the Company's product orders for a period of more than three (3) consecutive months; (ii) BioChemics commits an anticipatory breach of the manufacturing and development agreement; (iii) a force majeure event occurs which the Company reasonably believes will affect BioChemics' ability to supply and meet its product requirements for a period of at least three (3) months; or (iv) any of BioChemics' manufacturers are non-compliant with the regulations required to manufacture the products and are unable to cure such non-compliance, the Company may qualify and engage, at its discretion, other suppliers and manufacturers as it deems necessary to ensure uninterrupted supply of the Company's products.

Either party may terminate the agreement upon a material breach by the other party by giving the breaching party three months to cure the breach. In event of termination, transition will be conducted in such a manner as to not cause inconvenience to either party. Termination by BioChemics for any reason, except for non-payment, shall not be effective until the Company has located and arranged for continuation of the manufacturing of its products with another supplier on terms commercially reasonable to the Company, provided however, that the Company shall have no longer than two years from the date of the notice of termination from BioChemics to make such arrangements.

Effective September 1, 2003, the Company entered into an administrative services agreement with BioChemics. Under this agreement, BioChemics provides to the Company, at the Company's request, administrative support services including secretarial support, accounting and tax services, data processing services, utilities, designated office space, designated warehouse and storage space, office supplies, telephone and computer services and equipment and such other office and corporate support services as the Company reasonably requires from time to time. BioChemics charges the Company an administrative services fee at a rate of cost plus 10%.

10.  COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has non-cancelable employment agreements with the Acting Chief Executive Officer through February 28, 2006 and the Chief Scientific Officer and the former Chief Executive Officer through June 30, 2008. The remaining payments due under these employment contracts are as follows - $460,833 for 2005, $344,167 for 2006, $315,000 for 2007, and $157,500 for 2008.

Facility Lease

The Company subleases its office space from BioChemics, however, it does not have a formal lease agreement with BioChemics. Total rent expense for this office space was approximately $44,000, $20,000, and $15,000 in 2004, 2003, and 2002 respectively. The Company is not obligated to any significant long-term lease commitments or other off-balance sheet financing arrangements.

Litigation

In April, May, and June 2004, the Company and certain of its officers and directors (the "Defendants") were sued in several securities class action lawsuits filed in the United States District Court for the District of Massachusetts. The complaints, which sought equitable and monetary relief, an unspecified amount of damages, with interest, attorneys' fees and costs, were filed on behalf of purchasers of the Company's Class A Common Stock during the period December 9, 2003 to March 31, 2004. The complaints alleged that during the period in question the Defendants violated the federal securities laws by allegedly failing to make accurate and complete disclosures concerning the Company, its financial condition, its business operations and future prospects, the clinical trial and endorsement of the Company's Termin8 anti-fungal product and the institutional demand for the Company's securities. The majority of these complaints were consolidated in the United States District Court for the District of Massachusetts, under the caption IN RE VASO ACTIVE PHARMACEUTICALS SECURITIES LITIGATION, Civ. No. 04-10708 (RCL), (the "Consolidated Action").

The Company was also named as a nominal defendant in three shareholder derivative actions two of which were filed in the United States District Court for the District of Massachusetts. The first, filed in April 2004 against the Company's then directors and certain of its officers and against BioChemics, Inc. is styled JOSEPH ROSENKRANTZ V. BIOCHEMICS, INC., ET AL., Civ. No. 04-10792 (RCL) (D. Mass.); the second, filed in June 2004, also against the Company's then directors and certain of its officers and against BioChemics, Inc. is styled WILLIAM POMEROY V. BIOCHEMICS INC., ET AL., Civ. No. 04-11399 (RCL) (D. Mass.); and the third, filed in the Court of Chancery for the State of Delaware in September 2004 against its then directors and certain of its officers is entitled DOUGLAS WEYMOUTH V. VASO ACTIVE ET AL., Civ. No. 682-N (collectively, the "Complaints"). The Complaints alleged, among other things, that the alleged conduct challenged in the securities class action cases pending against the Company in Massachusetts (described above) constitutes a breach of the Defendants' fiduciary duties to the Company. The Complaints sought equitable and monetary relief, an unspecified amount of damages, and attorneys and other fees, costs and expenses, ostensibly on behalf of the Company. On October 29, 2004, the Massachusetts Court approved a joint motion to consolidate the two Massachusetts derivative actions. The Delaware court approved the parties' stipulated stay of all proceedings in the Delaware derivative action, at least until the resolution of any motion to dismiss the consolidated securities fraud litigation.

In September 2005, Vaso Active and certain of its named officers and directors entered into agreements to settle the class action and the Derivative Actions. The parties to the agreements obtained the court’s final approval of the settlements on December 14, 2005. The court also dismissed the actions. Although the actions were dismissed, it is possible that there could be appeals from the court’s orders. Under the terms of the Class Action Agreement, Vaso Active, disclaiming any liability, has caused to be paid into escrow for the benefit of the putative class $1,100,000 in cash and, at a future date, after certain conditions of the settlement agreement have been met, will issue $750,000 face amount of 2-year 5% subordinated callable notes convertible at $1.75 per share (with full dilution protection). Vaso Active’s insurance carrier agreed to pay and has paid the $1,100,000 cash payment in exchange for a release of its liability under its insurance policy with Vaso Active. Under the terms of the Derivative Action Agreement, Vaso Active, disclaiming any liability, agreed to pay to plaintiffs’ counsel a total of $25,000 in cash and $110,000 face amount of 2-year 5% subordinated callable notes convertible at $1.75 per share within thirty business days of final court approval of the Derivative Action Agreement. In addition, the terms of the Derivative Action Agreement require Vaso Active to institute or maintain certain corporate governance measures. In consideration of these settlements, the parties agreed to fully and finally release and discharge all claims against each other.

Although the parties have agreed on settlements, there is no guarantee that these will be the only lawsuits brought against the Company with respect to these matters and if any additional litigation is commenced against us, there can be no guarantee that these matters, ultimately will be resolved in our favor. An unfavorable outcome of these matters would have a material adverse impact on our business, results of operations, financial position or liquidity.

For the nine-month periods ended September 30, 2005 and 2004, the Company recorded approximately $2,031,000 and $1,022,000, respectively, in expenses to defend itself in the private litigation matters discussed above and the SEC matters described in Note 2, including legal, accounting and other consulting fees. The September 30, 2005 amounts include the $885,000 charge in connection with the Company's settlement of the consolidated securities class action lawsuit and derivative suits. The Company will not record the $750,000 and $110,000 subordinated callable notes payable until final approval of the settlement by the court, but the Company has recorded a charge for these proposed settlement charges of $885,000 (which also includes $25,000 to be paid in cash to plaintiff’s counsel) and the liability is recorded as “Accrued legal settlement” on the balance sheet at September 30, 2005. The execution of the subordinated callable notes payable will result in a balance sheet reclassification, and $860,000 of “Accrued legal settlement” will be reclassified to subordinated callable notes payable.

11.  GEOGRAPHIC SALES INFORMATION AND MAJOR CUSTOMERS

The Company is an early-stage company. To date all revenues are from the sale of its products in North America. One customer accounted for approximately 86% of the Company's 2003 net revenues. There were no significant customers during 2004 and for the nine months ended September 30, 2005 and 2004

12.  REQUIRED PRO FORMA INFORMATION (UNAUDITED)

Required pro forma information is identical in content to that information presented on the financial statements with the exception of required net loss per share data. As discussed in Note 6, the Company was not capitalized until June 20, 2003.

	Pro Forma	As Reported
2003 net loss per share-basic and diluted	$(0.31)	$(0.62)

13.  UNWINDING OF PRIVATE INVESTMENT IN PUBLIC ENTITY

On March 16, 2004, the Company entered into a private placement transaction in the amount of $7,500,000 with an institutional investor. The investment was in the form of an 18 month 2% Convertible Note (the "Note") convertible into shares of the Company's Class A Common Stock at a conversion rate of $9 per share, at the option of the investor. In addition, the Company issued to the investor warrants to purchase 166,667 shares of Class A Common Stock at an exercise price of $8.75 per share.

Given that the initiation and continuation of the April 1, 2004 trading suspension by the SEC (see Note 1) constituted a breach under the Note, the Company and the investor agreed, pursuant to the terms of a settlement agreement entered into on April 8, 2004, that the Company would immediately repay the investor the sum of $7,500,000 in cash without penalty, interest, redemption premium or any other premium or penalty, plus an expense reimbursement in connection with the settlement agreement in the amount of $15,000 in cash. In consideration of this repayment, the investor surrendered the Note and warrants and the parties mutually terminated all other agreements entered into in connection with the transaction.

In connection with this transaction, the Company paid approximately $600,000 in fees to various third parties. These fees were not refunded when the Company repaid the investor. These fees were recorded as an expense during 2004.

Page

Prospectus Summary
Risk Factors
Forward Looking Statements
Use of Proceeds
Market for Common Equity and Related Stockholder Matters
Management’s Discussion and Analysis or Plan of Operations
Business
Management
Certain Relationships and Related Transactions
Selling stockholders
Plan of Distribution
Description of Capital Stock
Disclosure of Commission Position on Indemnification for Securities Act Liabilities
Legal Matters
Experts
Where You Can Find More Information

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Officers and Directors.

Pursuant to section 102(b)(7) of the Delaware GCL, we have adopted a charter provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages in connection with a breach of fiduciary duty. However, as required by that law, the provision does not eliminate or limit the liability of directors for (a) any breach of the director's duty of loyalty to us or our stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware GCL or (d) any transaction from which the director derived an improper personal benefit.

In addition, under Section 145 of the Delaware DCL, we have adopted a charter provision by which we may indemnify each of our directors, officers, employees and agents against reasonable expenses (including attorney’s fees) in connection with any proceeding involving any such person while acting in one of the foregoing capacities to the extent such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Unless made by a court, a majority of a quorum of disinterested Board members, our independent legal counsel or our stockholders will determine whether indemnification is proper in a particular circumstance.

Our bylaws provide that we will indemnify our officers and directors to the fullest extent permitted by law in connection with any proceeding, including the advancement of expenses, and, subject to Board action, do the same for our employees and agents. Additionally, the bylaws permit us to purchase insurance on behalf of any such person against any liability asserted against such person (even if acting as an employee or agent of another enterprise) and incurred while such person was acting in any of the described capacities. We maintain such insurance.

Item 25. Other Expenses of Issuance and Distribution

The registrant estimates that expenses in connection with the distribution described in this registration statement will be as shown below. All expenses incurred with respect to the distribution, except for any discounts or commissions payable with respect to sales of the shares, will be paid by us.

SEC Registration Fee	$
Accounting fees and expenses
Legal fees and expenses Transfer agent fees Printing and related fees Miscellaneous

Total	$

Item 26. Recent Sales of Unregistered Securities.

April 2003 Private Placement

In April 2003, we completed the private placement of $500,000, 10% convertible subordinated pay-in-kind promissory notes. This amount was subsequently reduced to $465,000 in December 2003 as we repurchased $35,000 from an unrelated third party investor. Offering costs of approximately $98,000 were incurred in connection with this private placement and netted against the gross proceeds. The notes were sold to accredited investors under one or more of the exemptions from registration provided for in Section 3(b), 4(2), 4(6) and Regulation D of the 1933 Act. The investors in this private placement had adequate access to information about us and represented to us their intention to acquire our securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the certificates representing the securities issued. The notes and any accrued interest were convertible into Class A Common Stock either voluntarily on or before the maturity date of the notes (March 31, 2005) or mandatorily upon the consummation of a qualified public offering. The notes were to convert at the lesser of 50% of the qualified public offering price or $0.83, up to a maximum of 660,000 shares. On December 15, 2003, the Company completed an initial public offering of 5,002,500 shares of its Class A Common Stock, which caused the automatic conversion of the notes. The notes and their accrued interest converted into 601,113 shares of Class A Common Stock.

June 2003 Private Placement

In June, 2003, miss-issued 1,500,000 shares of our Class B Common Stock to BioChemics as full consideration for the granting of a license by BioChemics to us of the right to use and practice BioChemics’ patents to sell, market and commercialize all products that (i) utilize and incorporate BioChemics' patents and know-how; (ii) are classified by the FDA as "over-the-counter products", and (iii) require less than one million dollars ($1,000,000) of clinical development. We relied on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder in issuing these securities without registration under the Securities Act. No underwriters were utilized nor were any commissions paid with respect to this transaction.

January 2004 Private Placement

In January 2004, we issued five-year warrants to purchase 75,000 shares of our Class A Common Stock in connection with entering into a marketing agreement with Commotion LLC and one of its affiliates, Greg Gorman. We issued these warrants in three tranches of warrants to purchase 25,000 shares of Class A Common Stock each at exercise prices of $5.50, $6.00 and $6.50 per share for each tranche. These warrants were not registered for sale under the Securities Act in reliance on Section 4(2) of the Securities Act. No underwriters were utilized nor were any commissions paid with respect to this offering. We registered the shares of Class A Common Stock underlying these warrants for resale by Mr. Gorman on Form S-8.

March 2004 Private Placement

In March 2004, we entered into a private placement transaction with an institutional investor in the amount of $7.5 million. The investment was in the form of an 18 month 2% Convertible Note, or Note, convertible into shares of Class A Common Stock at a conversion rate of $9.00 per share, at the option of the investor. In addition, we issued to the investor warrants to purchase 166,667 shares of our Class A Common Stock at an exercise price of $8.75 per share. Given the initiation and continuation of the April 1, 2004 trading suspension by the SEC constituted a breach under the Note, on April 8, 2004, we entered into a settlement agreement and release with the investor pursuant to which we repaid the investor the sum of $7.5 million without penalty, interest, redemption premium or any other premium or penalty, plus an expense reimbursement in the amount of $15,000. In consideration of this repayment, the investor surrendered the Note and warrants and terminated all other agreements entered into in connection with the private placement transaction. In connection with this transaction, we paid approximately $600,000 in fees to various third parties. These fees were not refunded when the investor was repaid and, accordingly, have been recorded as expense as of March 16, 2004 and are included in the financial statements under the expense caption "selling, general and administrative."

August 2005 Private Placement

On August 16, 2005, the Company, pursuant to a Security Purchase Agreement (the "Purchase Agreement"), sold $2,500,000 in aggregate principal amount of Senior Secured Convertible Notes due May 1, 2007 (the “Notes”), to four independent institutional investors in a privately negotiation transaction. The Company also issued to these investors (i) warrants (the “Warrants”) to purchase shares of the Class A Common Stock and (ii) additional investment rights to purchase additional notes (the “Additional Notes”) in the aggregate principal amount of $1,875,000 and additional warrants (the “Additional Warrants”). In addition, the Company issued warrants (the “Placement Agent Warrants”) to a placement agent for services rendered in connection with the private financing, and would be required to issue additional warrants (the “Additional Placement Agent Warrants”) to the placement agent if the institutional investors elect to purchase Additional Notes and Additional Warrants. The Notes, Warrants, Additional Investment Rights and the Underlying Shares have not been registered for sale under the Securities Act of 1933, as amended (the "Securities Act") in reliance on Section 4(2) of the Securities Act and Regulation D thereunder. The Purchase Agreement imposes certain restrictions on the resale or other transfer of the securities necessary for the availability of the Section 4(2) exemption. No underwriter was involved in connection with the transaction. The Company utilized a registered broker-dealer to act as financial advisor and exclusive financing agent ("Financing Agent") in connection with the transaction. The Company paid to the Financing Agent a cash fee in an amount equal to 9% of the principal amount of the Notes issued by the Company on August16, 2005, and a seven-year warrant to purchase a total of 64,935 shares of Class A Common Stock. The Financing Agent will be entitled to receive an additional 9% cash fee (based on the amount of the Additional Investment Rights exercised) and warrant to purchase up to an additional 48,701 shares of Class A Common Stock in connection with the exercise of the Additional Investment Rights, if and when such exercise shall occur.

Item 27. Exhibits.

Exhibit Number	Description of Exhibit	Incorporated by Reference to:
		Form	SEC Filing Date	Exhibit No.
3.1	Amended and Restated Certificate of Incorporation (as amended through December 8, 2005)
3.2	Amended and Restated By-laws (as amended through September 16, 2005)	8-K	September 22, 2005	3.2
4.1	Specimen Certificate for Class A Common Stock	SB-2/A	September 12, 2003	4.1
5.1	Opinion of Dilworth Paxson LLP*
10.1	Employment Agreement, effective June 16, 2003, between Vaso Active Pharmaceuticals, Inc. and Stephen G. Carter**	SB-2/A	September 12, 2003	10.2
10.2	Employment Agreement, dated August 12, 2004, between Vaso Active Pharmaceuticals, Inc. and John J. Masiz**	10-QSB	November 15, 2004	10.1
10.3	2003 Stock Incentive Plan**	SB-2	July 3, 2003	10.3
10.4	Form of 2003 Non-Employee Director Compensation Plan**	SB-2/A	September 12, 2003	10.4
10.5	Registration Rights Agreement by and between Vaso Active Pharmaceuticals, Inc. and BioChemics, Inc.	SB-2/A	September 12, 2003	10.5
10.6	License Agreement, dated February 1, 2003, between BioChemics, Inc. and Vaso Active Pharmaceuticals, Inc., as amended by an amendment agreement, dated July 2, 2003	SB-2/A	September 12, 2003	10.6
10.7	Manufacturing and Development Agreement, dated February 1, 2003, between Vaso Active Pharmaceuticals, Inc. and BioChemics, Inc.	SB-2/A	September 12, 2003	10.7
10.8	Administrative Services Agreement, dated September 1, 2003, between BioChemics, Inc. and Vaso Active Pharmaceuticals, Inc.	SB-2/A	September 12, 2003	10.8
10.9	Brokerage Agreement, effective August 1, 2005, between Vaso Active Pharmaceuticals, Inc. and Ferolie Corporation
10.10	Securities Purchase Agreement dated August 16, 2005 (including exhibits and schedules)	8-K/A	August 19, 2005	99.1
10.11	Letter Agreement, dated as of October 12, 2005, among Vaso Active Pharmaceuticals, Inc., Iroquois Master Fund, Ltd., Omnicron Master Trust, and RAQ, LLC	8-K	November 14, 2005	10.1(a)
10.12	Letter Agreement, dated as of October 12, 2005, between Vaso Active Pharmaceuticals, Inc. and Smithfield Fiduciary LLC	8-K	November 14, 2005	10.1(b)
10.13	Standstill Agreement with respect to Conversion Rights, as amended, dated as of October 13, 2005, between Vaso Active Pharmaceuticals, Inc. and BioChemics, Inc.	8-K	November 14, 2005	10.2

23.1	Consent of Stowe & Degon
23.2	Consent of Dilworth Paxson LLP (included in Exhibit 5.1)*
24	Power of Attorney (included on the signature page of this registration statement)

* To be filed by amendment.
* * Management contract or compensatory plan.

Item 28. Undertakings.

(a) The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Danvers, Commonwealth of Massachusetts, on December 15, 2005.

VASO ACTIVE PHARMACEUTICALS, INC.
By:	/s/ Joseph Frattaroli
Joseph Frattaroli, Acting Chief Executive Officer, President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Joseph Frattaroli and Robert E. Anderson, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments, supplements and other documents (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or her might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their substitute or substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph Frattaroli Joseph Frattaroli	Acting Chief Executive Officer, President and Chief Financial Officer (principal executive, financial and accounting officer)	December 15, 2005

/s/ Robert E. Anderson Robert E. Anderson	Chairman of the Board of Directors	December 15, 2005

/s/ Stephen G. Carter Stephen G. Carter, Ph.D.	Chief Scientific Officer and Director	December 15, 2005

/s/ Ronald Guerriero Ronald Guerriero	Director	December 15, 2005
/s/ D’Anne Hurd D’Anne Hurd	Director	December 15, 2005
/s/ Bruce A. Shear Bruce A. Shear	Director	December 15, 2005
/s/ Brian J. Strasnick Brian J. Strasnick, Ph.D.	Director	December 15, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Incorporated by Reference to:
		Form	SEC Filing Date	Exhibit No.
3.1	Amended and Restated Certificate of Incorporation (as amended through December 8, 2005)
3.2	Amended and Restated By-laws (as amended through September 16, 2005)	8-K	September 22, 2005	3.2
4.1	Specimen Certificate for Class A Common Stock	SB-2/A	September 12, 2003	4.1
5.1	Opinion of Dilworth Paxson LLP*
10.1	Employment Agreement, effective June 16, 2003, between Vaso Active Pharmaceuticals, Inc. and Stephen G. Carter**	SB-2/A	September 12, 2003	10.2
10.2	Employment Agreement, dated August 12, 2004, between Vaso Active Pharmaceuticals, Inc. and John J. Masiz**	10-QSB	November 15, 2004	10.1
10.3	2003 Stock Incentive Plan**	SB-2	July 3, 2003	10.3
10.4	Form of 2003 Non-Employee Director Compensation Plan**	SB-2/A	September 12, 2003	10.4
10.5	Registration Rights Agreement by and between Vaso Active Pharmaceuticals, Inc. and BioChemics, Inc.	SB-2/A	September 12, 2003	10.5
10.6	License Agreement, dated February 1, 2003, between BioChemics, Inc. and Vaso Active Pharmaceuticals, Inc., as amended by an amendment agreement, dated July 2, 2003	SB-2/A	September 12, 2003	10.6
10.7	Manufacturing and Development Agreement, dated February 1, 2003, between Vaso Active Pharmaceuticals, Inc. and BioChemics, Inc.	SB-2/A	September 12, 2003	10.7
10.8	Administrative Services Agreement, dated September 1, 2003, between BioChemics, Inc. and Vaso Active Pharmaceuticals, Inc.	SB-2/A	September 12, 2003	10.8
10.9	Brokerage Agreement, effective August 1, 2005, between Vaso Active Pharmaceuticals, Inc. and Ferolie Corporation
10.10	Securities Purchase Agreement dated August 16, 2005 (including exhibits and schedules)	8-K/A	August 19, 2005	99.1
10.11	Letter Agreement, dated as of October 12, 2005, among Vaso Active Pharmaceuticals, Inc., Iroquois Master Fund, Ltd., Omnicron Master Trust, and RAQ, LLC	8-K	November 14, 2005	10.1(a)
10.12	Letter Agreement, dated as of October 12, 2005, between Vaso Active Pharmaceuticals, Inc. and Smithfield Fiduciary LLC	8-K	November 14, 2005	10.1(b)
10.13	Standstill Agreement with respect to Conversion Rights, as amended, dated as of October 13, 2005, between Vaso Active Pharmaceuticals, Inc. and BioChemics, Inc.	8-K	November 14, 2005	10.2
23.1	Consent of Stowe & Degon
23.2	Consent of Dilworth Paxson LLP (included in Exhibit 5.1)*
24	Power of Attorney (included on the signature page of this registration statement)

* To be filed by amendment.
* * Management contract or compensatory plan.